IN THE UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF OHIO
WESTERN DIVISION

In Re:

CINTECH SOLUTIONS, INC.

Case No.: 03-11661

Chapter 11
Debtor   Judge Hopkins

NOTICE OF FILING MONTHLY OPERATING STATEMENTS

Now come the Debtor, Cintech Solutions, Inc., by and through counsel, and

hereby files its operating reports for the month of October, 2003.

___/s/ Monica V. Kindt_____
Richard D. Nelson (0003943)
Donald J. Rafferty (0042614)
Monica V. Kindt (0073085)
Attorneys for Debtor
250 East Fifth Street, Suite 1200
Cincinnati, OH 45202
(513) 421-4020

CERTIFICATE OF SERVICE

I hereby certify that the following were served with the Operating Reports for the month of October 2003 via electronic noticing, regular mail or hand delivery on this 24th day of November, 2003.

Office of the United States Trustee
36 East Seventh Street, Suite 2030
Cincinnati, OH 45202

Raymond J. Pikna, Esq.
Vorys, Sater, Seymore and Pease, LLP
221 East Fourth Street, Suite 2000
Cincinnati, Ohio 45202

___/s/ Monica V. Kindt_____
Monica V. Kindt

383341.8

FORM 1 (5/02)

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF OHIO
WESTERN DIVISION

IN RE:	:	CASE NO.: 03-11661
CINTECH SOLUTIONS, INC.	:	CHAPTER 11
DEBTOR	:	JUDGE JEFFREY P. HOPKINS

TRANSMITTAL OF FINANCIAL REPORTS AND CERTIFICATION OF COMPLIANCE WITH OPERATING REQUIREMENTS FOR THE PERIOD ENDED October, 2003
Month

As debtor in possession, I affirm:

1. That I have reviewed the financial statements attached hereto, consisting of:

____	Operating Statement	(Form 2)
____	Balance Sheet	(Form 3)
____	Summary of Operations	(Form 4)
____	Monthly Cash Statement	(Form 5)
____	Statement of Compensation	(Form 6)
____	____________________	

and that they have been prepared in accordance with normal and customary accounting practices, and fairly and accurately reflect the debtor's financial activity for the period stated;

2. That the insurance as described in Section 4 of the Operating Instructions and Reporting Requirements For Chapter 11 Cases ✓ **IS / IS NOT**_____ in effect; and , (if not, attach written explanation).

3. That all post petition taxes as described in Sections 1 and 4 of the Operating Instructions and Reporting Requirements For Chapter 11 Cases ✓ **ARE / ARE NOT**_____ current. (if not, attach written explanation).

4. No professional fees (attorney, accountant, etc.) have been paid without specific court authorization. ✓ **YES / NO** _____. Explain on separate sheet, if not true.

I hereby certify, under penalty of perjury, that the information provided herein is true and correct to the best of my information and belief.

Dated: 11/18/03

[signature]
Debtor in Possession

CEO
Title

(513)731-6000
Phone

FORM 2 (5/02)

OPERATING STATEMENT (P&L)
(Accrual Basis)

Debtor: Cintech Solutions Inc.

Month Ending: 10.31.03

Case No: 03-11661

	Current Month	Total Since Filing
Total Revenue/Sales	389,582	2,556,248
Cost of Sale	169,550	923,579
Gross Profit	$ 220,032	$ 1,632,669
EXPENSES		
Officer Compensation	36,462	352,356
Employee Salaries	143,206	1,066,550
Benefits & Pensions	Ø	Ø
Payroll Taxes	11,987	100,753
Other Taxes	186	4,836
Rent & Lease Expenses	61,356	464,267
Interest Expense	Ø	Ø
Insurance	13,814	106,608
Auto & Truck Expenses	Ø	1,502
Utilities	Ø	27,745
Depreciation	6,331	76,429
Travel & Entertainment	2,623	54,626
Repairs & Maintenance	Ø	Ø
Advertising	492	5,505
Supplies, office expenses	8,313	93,745
Other: Specify Emp ret. acc'l $40K; Def. salary acc'l $16K; [illegible] $12K; Prof Svcs $5K	66,330	487,040
TOTAL EXPENSES:	351,100	2,841,962
NET OPERATING PROFIT/(LOSS)	$ <131,068>	$ <1,209,293>
Add: Non-Business Income:		
Interest Income	186	2,283
Other Income	11,146	151,364
Less: Non-Business Expenses:		
Professional Fees	22,000	227,020
U.S. Trustee Fees	2,500	10,000
Other		2,190
TOTAL NON-BUSINESS PROFIT/(LOSS)	$ <13,168>	$ <85,583>
NET INCOME/(LOSS)	$ <144,236>	$ <1,294,856>

FORM 3 (5/02)

BALANCE SHEET

Debtor: Cintech Solutions, Inc.

Case No: Ø3-11661

Month Ending: October 31,2003

ASSETS:	Current Month	Prior Month	At Filing
Cash:	263,944	356,467	737,216
Inventory:	3,496	750	12,001
Accts. Rec:	434,861	322,519	311,947
Insider Receivables:	Ø	Ø	
Land & Buildings:	Ø	Ø	
Furn., Fixtures & Equip.	793,687	1,346,288	1,384,240
Accumulated Depreciation	-(609,683)	-(1,155,448)	-(1,126,490)
Other:	1,368,821	2,509,888	3,611,916
TOTAL ASSETS:	2,255,126	3,380,464	4,939,910
LIABILITIES:			
Post-Petition Liabilities:			
Accts. Payable:	642	4,551	Ø
Wages & Salaries	373,140	332,108	Ø
Taxes Payable:	48,694	32,143	Ø
Other:	987,605	944,278	Ø
TOTAL Post-Petition Liab.	1,410,081	1,313,080	Ø
Secured Liabilities:			
Subject to Post-Petition Coll. or Financing Order	120,081	Ø	Ø
All other Secured Liab.	603,000	Ø	Ø
TOTAL Secured Liab.	723,081	Ø	Ø
Pre-Petition Liabilities:			
Taxes & Other Pri. Liab.	121,880	190,289	434,625
Unsecured Liabilities:	105,527	105,527	172,420
Other:	706,028	1,376,226	1,044,432
TOTAL Pre-Petition Liab.	933,435	1,672,042	1,651,477
Equity:			
Owners' Capital:	9,682,191	9,682,191	9,682,191
Retained Earnings-PrePet.	<6,393,757>	<6,393,757>	<6,393,757>
Retained Earnings-PostPet	<4,099,905>	<2,893,092>	Ø
TOTAL Equity:	<811,471>	395,342	3,288,434
TOTAL LIABILITIES & EQUITY:	2,255,126	3,380,464	4,939,910

FORM 4 (5/02)

SUMMARY OF OPERATIONS

Debtor: Cintech Solutions Period Ended: 10/31/03 Case No: 03-11661

Taxes Payable Schedule

	Beginning Balance	Accrued/Withheld	Payments/Deposits	Ending Balance
Income Taxes Withheld:				
Federal:	-0-	18,323.26	18,323.26	-0-
State:	-0-	6,230.69	6,230.69	-0-
Local:	-0-	1,548.12	1,548.12	-0-
FICA Withheld:	-0-	9,897.29	9,897.29	-0-
Employers FICA:	-0-	9,897.29	9,897.29	-0-
Unemployment Tax:				
Federal:	-0-	-0-	-0-	-0-
State:	-0-	-0-	-0-	-0-
Sales, Use & Excise Tax:	-0-	-0-	-0-	-0-
Property Taxes:	167,528	15,527	-0-	168,367
Workers Compensation:	2,091	850	-0-	2,941
Other:	-0-	-0-	-0-	-0-
TOTALS:	169,619	62,273.65	45,896.65	171,308

AGING OF ACCOUNTS RECEIVABLE AND POST-PETITION ACCOUNTS PAYABLE

Age In Days	0-30	30-60	Over 60
Post Petition Accts. Payable	5,728	-0-	-0-
Accts. Receivable	289,780	159,864	38,938

For all post-petition accounts payable over 30 days old, please attach a sheet listing each such account, to whom the account is owed, the date the account was opened, and the reason for non-payment of the account.

Describe events or factors occurring during this reporting period materially affecting operations and formulation of a Plan of Reorganization.

MONTHLY CASH STATEMENT

Debtor: Cintech Solutions

Case No: 03-11661

Statement for the period:

From: 10/1/03 To: 10/31/03

Cash Activity Analysis (Cash Basis Only):

		General Acct.	Payroll Acct.	Tax Acct.	Cash Coll. Acct.
A.	Beginning Balance:	103,262	10	-0-	256,431
B.	Receipts, Attach separate schedule:	211,160	156,200	-0-	50,186
C.	Balance Available (A + B):	314,422	156,210	-0-	306,617
D.	Less Disbursements → Attach separate schedule Transfers	152,727 166,200	156,168	-0- -0-	41 40,000
E.	ENDING BALANCE (C-D):	(4,504)	41	-0-	266,576

(PLEASE ATTACH COPIES OF MOST RECENT RECONCILED BANK STATEMENTS FROM EACH ACCOUNT)

General Account:
1. Depository Name & Add: Fifth Third Bank
2. Account Number: 99962567

Payroll Account:
1. Depository Name & Add: Fifth Third Bank
2. Account Number: 70624863

Tax Account:
1. Depository Name & Add: Fifth Third Bank
2. Account Number: 70624935

Other monies on hand (specify type and location) (i.e., CD's, petty cash, etc.):

Fifth Third Bank - Commercial Max Saver
70625006

Date: 11/18/03

_____
Debtor in Possession

FORM 6 (5/02)

MONTHLY STATEMENT OF COMPENSATION

The following information is to be provided for each shareholder, officer, director, manager, insider, or owner that is employed by the debtor in possession. Attach additional pages if necessary.

Name: Dino Lucarelli

Capacity:
- ____ Principal
- ✓ Officer
- ____ Director
- ____ Insider

Detailed Description of Duties CEO/CFO

Current Compensation Paid:

	Weekly	or	Monthly
	____		11,793

Current Benefits Received:

	Weekly	or	Monthly
Health Insurance	____		317.67
Life Insurance	____		24.85
Retirement	____		____
Company Vehicle	____		____
Entertainment	____		____
Travel	____		____
Other Benefits	____		18.33

CURRENT TOTAL:

	Weekly	or	Monthly
	____		12,153.85

Dated: 11/18/03

Dino Lucarelli [signature]

Principal, Officer, Director, Insider

MONTHLY STATEMENT OF COMPENSATION

The following information is to be provided for each shareholder, officer, director, manager, insider, or owner that is employed by the debtor in possession. <u>Attach additional pages if necessary.</u>

Name: _Bryant Downey_   Capacity:

____	Principal
✓	Officer
____	Director
____	Insider

Detailed Description of Duties _CTO_

Current Compensation Paid:	Weekly	or	Monthly
	____		11,793

Current Benefits Received:

	Weekly	or	Monthly
Health Insurance	____		317.67
Life Insurance	____		24.85
Retirement	____		
Company Vehicle	____		
Entertainment	____		
Travel	____		
Other Benefits	____		18.33

CURRENT TOTAL:

	Weekly	or	Monthly
	____		12,153.85

Dated: _11/18/03_   _Din Irnell_
Principal, Officer, Director, Insider

FORM 6 (5/02)

MONTHLY STATEMENT OF COMPENSATION

The following information is to be provided for each shareholder, officer, director, manager, insider, or owner that is employed by the debtor in possession. Attach additional pages if necessary.

Name: Troy Gross

Capacity:
- ___ Principal
- ✓ Officer
- ___ Director
- ___ Insider

Detailed Description of Duties: VP, Marketing + Business Development

Current Compensation Paid:

Weekly	or	Monthly
______		11,793

Current Benefits Received:

	Weekly	or	Monthly
Health Insurance	______		317.67
Life Insurance	______		24.85
Retirement	______		______
Company Vehicle	______		______
Entertainment	______		______
Travel	______		______
Other Benefits	______		18.33

CURRENT TOTAL:

Weekly	or	Monthly
______		12,153.85

Dated: 11/18/03

[signature]
Principal, Officer, Director, Insider

	Gen Acct	Payroll Acct	Tax Acct	Sav Acct
Beg. Bal.	103,262.58	9.35	-	256,431.05
Receipts				
5/3 Gen. Disb.	211,160.40	156,200.00	-	50,185.81
Disbursements				
5/3 Gen. Disb.	318,927.33	156,167.92	-	40,040.83
End Bal.	(4,504.35)	41.43	-	266,576.03
Actual	(4,504.35)	41.43	-	266,576.03
Variance	(0.00)	0.00	-	-

General Disbursements	5/3 Bank	Payroll	Tax	Savings
A/P Checks	152,015.01	▓▓▓▓▓	-	▓▓▓▓▓
Payroll	▓▓▓▓▓	155,930.38	▓▓▓▓▓	▓▓▓▓▓
Transfers	166,200.00	▓▓▓▓▓	▓▓▓▓▓	40,000.00
Miscellaneous	712.32	237.54	▓▓▓▓▓	40.83
TOTAL	318,927.33	156,167.92	-	40,040.83

Date	Transaction	Debits		Credits	Balance	CAD Dep.
10/23/2003	A/P Checks #60428-60434	36,771.63			12,539.97	
10/24/2003	LOCKBOX DEPOSIT			3,055.00	15,594.97	3,055.00
10/27/2003	Deposit - A/R			2,885.00	18,479.97	
10/27/2003	Card Deposit GB00095			2,020.00	20,499.97	
10/27/2003	Credit Card Serv. Charge	43.00	M		20,456.97	
10/28/2003	Deposit - Canadian A/R			745.00	21,201.97	745.00
10/28/2003	Deposit - A/R			2,300.00	23,501.97	
10/28/2003	Deposit - Misc			214.92	23,716.89	
10/28/2003	LOCKBOX DEPOSIT			6,305.00	30,021.89	
10/28/2003	Card Deposit GB00096			500.00	30,521.89	
10/28/2003	Credit Card Serv. Charge	12.35	M		30,509.54	
10/28/2003	Discount receipt	822.14			29,687.40	
10/29/2003	Card Deposit GB00097			750.00	30,437.40	
10/29/2003	Credit Card Serv. Charge	17.80	M		30,419.60	
10/29/2003	LOCKBOX DEPOSIT			3,700.00	34,119.60	
10/30/2003	Deposit - A/R			950.00	35,069.60	
10/30/2003	Discount receipt	201.40			34,868.20	
10/31/2003	AMEX Card Deposit GB00096			385.00	35,253.20	
10/31/2003	AMEX Credit Card Serv. Charge	11.36	M		35,241.84	
10/31/2003	Card Deposit GB00098			350.00	35,591.84	
10/31/2003	Credit Card Serv. Charge	8.68	M		35,583.16	
10/31/2003	A/P Checks #60435-60451	40,087.51			(4,504.35)	

Date	Transaction	Debits	Credits	Balance	CAD Dep.
9/29/2003	LOCKBOX DEPOSIT		2,800.00	103,262.58	
10/1/2003	Deposit - A/R		1,800.00	105,062.58	
10/1/2003	Deposit - A/R		450.00	105,512.58	
10/1/2003	Deposit - Misc		150.00	105,662.58	
10/1/2003	LOCKBOX DEPOSIT		1,350.00	107,012.58	
10/2/2003	Deposit - A/R		250.00	107,262.58	
10/2/2003	Deposit - Misc		936.85	108,199.43	
10/2/2003	LOCKBOX DEPOSIT		3,110.00	111,309.43	
10/3/2003	A/P Checks #60379-60382	6,444.32		104,865.11	
10/6/2003	Deposit - A/R		3,415.00	108,280.11	
10/6/2003	LOCKBOX DEPOSIT		1,476.00	109,756.11	
10/6/2003	AMEX Card Deposit GB00090		405.00	110,161.11	
10/6/2003	AMEX Credit Card Serv. Charge	11.95 M		110,149.16	
10/7/2003	LOCKBOX DEPOSIT		9,030.00	119,179.16	
10/8/2003	Transferred to 5/3 #70624863	77,000.00		42,179.16	
10/8/2003	LOCKBOX DEPOSIT		7,335.00	49,514.16	2,395.00
10/8/2003	EFT from Nortel		63,374.00	112,888.16	
10/9/2003	A/P Checks #60383-60391	12,575.49		100,312.67	
10/9/2003	Card Deposit GB00091		2,905.00	103,217.67	
10/9/2003	Credit Card Serv. Charge	76.53 M		103,141.14	
10/10/2003	Card Deposit GB00092		535.00	103,676.14	
10/10/2003	Credit Card Serv. Charge	13.65 M		103,662.49	
10/10/2003	Discount receipt	665.63		102,996.86	
10/10/2003	Transferred to 5/3 #70625006	50,000.00		52,996.86	
10/14/2003	Deposit - A/R		5,700.00	58,696.86	
10/14/2003	LOCKBOX DEPOSIT		2,520.00	61,216.86	
10/15/2003	Deposit - A/R		1,100.00	62,316.86	
10/15/2003	Deposit - Misc		663.46	62,980.32	
10/15/2003	EFT from Nortel		56,671.00	119,651.32	
10/16/2003	LOCKBOX DEPOSIT		5,355.00	125,006.32	
10/16/2003	Bank service charge	441.06 M		124,565.26	
10/16/2003	Discount receipt	536.13		124,029.13	
10/16/2003	A/P Checks #60392-60427	6,193.69		117,835.44	
10/16/2003	A/R refund - Check #60409	450.61		117,384.83	(745.00)
10/17/2003	ACH transfer to AAA	5,000.00		112,384.83	
10/17/2003	Card Deposit GB00093		340.00	112,724.83	
10/17/2003	Credit Card Serv. Charge	8.72 M		112,716.11	
10/20/2003	Deposit - A/R		2,500.00	115,216.11	
10/20/2003	Deposit - Misc		486.78	115,702.89	
10/20/2003	AMEX Card Deposit GB00093		255.00	115,957.89	
10/20/2003	AMEX Credit Card Serv. Charge	7.52 M		115,950.37	
10/20/2003	5/3 Lease 018 payment	29,815.97		86,134.40	
10/21/2003	5/3 Lease 026 payment	15,126.40		71,008.00	
10/21/2003	Credit Card Serv. Charge	57.78 M		70,950.22	
10/21/2003	International ACH deposit		2,230.00	73,180.22	2,230.00
10/21/2003	Discount receipt	605.70		72,574.52	
10/21/2003	Deposit - A/R		450.00	73,024.52	
10/21/2003	LOCKBOX DEPOSIT		11,800.00	84,824.52	
10/22/2003	Transferred to 5/3 #70624863	39,200.00		45,624.52	
10/22/2003	LOCKBOX DEPOSIT		2,820.00	48,444.52	
10/22/2003	Card Deposit GB00094		85.00	48,529.52	
10/22/2003	Credit Card Serv. Charge	1.92 M		48,527.60	
10/22/2003	EFT from Nortel		784.00	49,311.60	

A/R Receipts

0 • C

#99962567

1,800.00	+
450.00	+
1,350.00	+
250.00	+
3,110.00	+
3,415.00	+
1,476.00	+
405.00	+
9,030.00	+
7,335.00	+
63,374.00	+
2,905.00	+
535.00	+
5,700.00	+
2,520.00	+
1,100.00	+
56,671.00	+
5,355.00	+
340.00	+
2,500.00	+
255.00	+
2,230.00	+
450.00	+
11,800.00	+
2,820.00	+
85.00	+
784.00	+
3,055.00	+
2,885.00	+
2,020.00	+
745.00	+
2,300.00	+
6,305.00	+
500.00	+
750.00	+
3,700.00	+
950.00	+
385.00	+
350.00	+
211,990.00	*

Misc. Receipts

150.00	+
936.85	+
663.46	+
486.78	+
214.92	+
2,452.01	*

~~2,452.01~~ +

~~0 • C~~

Net A/R Receipts

211,990.00	+
665.63	-
536.13	-
605.70	-
822.14	-
201.40	-
209,159.00	*
- 450.61	
208,708.39	

Disbursements

0 • C

6,444.32	+
11.95	+
12,575.49	+
76.53	+
13.65	+
441.06	+
6,193.69	+
8.72	+
7.52	+
29,815.97	+
15,126.40	+
57.78	+
1.92	+
36,771.63	+
43.00	+
12.35	+
17.80	+
11.36	+
8.68	+
40,087.51	+
147,727.33	*
5,000.00	
152,727.33	

Misc. Disbursements

0 • C

11.95	+
76.53	+
13.65	+
441.06	+
8.72	+
7.52	+
57.78	+
1.92	+
43.00	+
12.35	+
17.80	+
11.36	+
8.68	+
712.32	*

Payroll

0 • C

#70624863

Receipts

77,000.00	+
39,200.00	+
40,000.00	+
156,200.00	*

Disbursements

54,298.01	+
22,465.48	+
237.54	+
55,735.72	+
23,431.17	+
156,167.92	*

FIFTH THIRD--PAYROLL ACCOUNT

Date	Transaction	Debits	Credits	Balance
	Beginning Balance			6,016.12
7/1/2003	Transferred from 5/3 #70625006		82,205.00	88,221.12
7/2/2003	Payroll	57,585.14		30,635.98
7/3/2003	Payroll Taxes	26,267.70		4,368.28
7/3/2003	ING Transfer	4,166.10		202.18
7/10/2003	Paychex EIB invoice	201.67		0.51
7/17/2003	Transferred from 5/3 #99962567		94,100.00	94,100.51
7/17/2003	Payroll	61,061.46		33,039.05
7/17/2003	ING Transfer	4,569.25		28,469.80
7/18/2003	Payroll Taxes	28,187.89		281.91
7/30/2003	Transferred from 5/3 #99962567		91,500.00	91,781.91
7/31/2003	Payroll	55,379.85		36,402.06
8/1/2003	Payroll Taxes	26,587.19		9,814.87
8/11/2003	Paychex EIB invoice	365.95		9,448.92
8/11/2003	Payroll check #15228	4,094.82		5,354.10
8/14/2003	Transferred from 5/3 #99962567		81,000.00	86,354.10
8/14/2003	Payroll	59,957.26		26,396.84
8/15/2003	Payroll Taxes	26,040.66		356.18
8/28/2003	Transferred from 5/3 #99962567		84,000.00	84,356.18
8/28/2003	Payroll	58,945.62		25,410.56
8/29/2003	Payroll Taxes	24,842.99		567.57
9/10/2003	Paychex EIB invoice	240.43		327.14
9/11/2003	Transferred from 5/3 #70625006		78,500.00	78,827.14
9/11/2003	Payroll	55,283.42		23,543.72
9/12/2003	Payroll Taxes	23,200.61		343.11
9/25/2003	Transferred from 5/3 #70625006		81,500.00	81,843.11
9/25/2003	Payroll	57,433.49		24,409.62
9/26/2003	Payroll Taxes	24,400.27		9.35
10/8/2003	Transferred from 5/3 #99962567		77,000.00	77,009.35
10/9/2003	Payroll	54,298.01		22,711.34
10/10/2003	Payroll Taxes	22,465.48		245.86
10/10/2003	Paychex EIB invoice	237.54		8.32
10/22/2003	Transferred from 5/3 #99962567		39,200.00	39,208.32
10/22/2003	Transferred from 5/3 #70625006		40,000.00	79,208.32
10/23/2003	Payroll	55,735.72		23,472.60
10/24/2003	Payroll Taxes	23,431.17		41.43
11/5/2003	Transferred from 5/3 #99962567		15,500.00	15,541.43
11/5/2003	Transferred from 5/3 #70625006		60,000.00	75,541.43
11/6/2003	Payroll	53,692.48		21,848.95
11/6/2003	Credit to Payroll	(691.86)		22,540.81

FIFTH THIRD--COMM MAX SAVER

Date	Transaction	Debits	Credits	Balance
	Beginning Balance			183,075.93
7/1/2003	Transferred to 5/3 #70624863	82,205.00		100,870.93
7/9/2003	Transferred from 5/3 #99962567		200,000.00	300,870.93
7/16/2003	Bank service charge	36.59		300,834.34
7/18/2003	Transferred from 5/3 #99962567		20,000.00	320,834.34
7/25/2003	Transferred from 5/3 #99962567		70,000.00	390,834.34
7/31/2003	Transferred from 5/3 #99962567		15,000.00	405,834.34
7/31/2003	Interest		197.65	406,031.99
8/14/2003	Bank service charge	49.27		405,982.72
8/19/2003	Transferred to 5/3 #99962567	15,000.00		390,982.72
8/29/2003	Interest		276.97	391,259.69
9/11/2003	Transferred to 5/3 #70624863	78,500.00		312,759.69
9/15/2003	Bank service charge	46.78		312,712.91
9/19/2003	Transferred from 5/3 #99962567		25,000.00	337,712.91
9/25/2003	Transferred to 5/3 #70624863	81,500.00		256,212.91
9/30/2003	Interest		218.14	256,431.05
10/10/2003	Transferred from 5/3 #99962567		50,000.00	306,431.05
10/16/2003	Bank service charge	40.83		306,390.22
10/22/2003	Transferred to 5/3 #70624863	40,000.00		266,390.22
10/31/2003	Interest		185.81	266,576.03
11/5/2003	Transferred to 5/3 #70624863	60,000.00		206,576.03



Fifth Third Bank

P.O. BOX 630900 CINCINNATI OH 45263-0900

ılıılılıılılılılılılllılıılılıılllılılılılılılllul

CINTECH SOLUTIONS INC
DEBTOR IN POSSESSION   46
GENERAL DISBURSEMENT
4747 LAKE FOREST DRIVE
CINCINNATI OH 45242-3853

BUSINESS 53	1
ACCOUNT TYPE	PAGE
10/01/03 THROUGH 10/31/03	0099962567
STATEMENT PERIOD	ACCOUNT NUMBER
FIFTH THIRD CENTER	579-5203
OFFICE	TELEPHONE NUMBER

10/01 BALANCE	137,323.30
44 DEPOSITS	213,805.48
67 WITHDRAWALS/FEES	290,513.90
INTEREST EARNED	
INTEREST WITHHELD	
10/31 BALANCE	60,614.88

CHECK	DATE	AMOUNT	CHECK	DATE	AMOUNT	CHECK	DATE	AMOUNT
60355	10/06	89.01	60381	10/03	1,075.00	60411	10/16	2,100.00
60365	10/01	100.00	60383	10/17	2,599.80	60421	10/17	1,050.00
60366	10/02	60.47	60384	10/16	3,033.33	60423	10/23	49.50
60367	10/06	47.68	60385	10/10	756.34	60424	10/22	517.30
60369	10/01	87.98	60386	10/20	4,454.27	60425	10/27	151.68
60370	10/07	14,497.88	60387	10/20	214.99	60426	10/23	94.75
60371	10/06	1,661.49	60388	10/15	62.04	60427	10/20	23.54
60372	10/06	490.66	60389	10/10	1,025.00	60429	10/29	4,499.96
60373	10/06	600.49	60390	10/10	114.26	60430	10/28	574.45
60374	10/08	618.76	60391	10/20	315.46	60432	10/24	1,025.00
60375	10/10	551.50	60392	10/23	118.65	60433	10/29	5,000.00
60376	10/27	100.00	60393	10/27	30.33	60434	10/28	197.77
60377	10/07	154.80	60394	10/17	716.47	60437	10/31	145.14
60378	10/07	15,000.00	60407	10/17	209.37	60450	10/31	1,000.00
60379	10/09	4,804.57	60408	10/20	251.30			
60380	10/10	514.75	60410	10/22	679.00			

DATE	AMOUNT	DESCRIPTION
10/01	150.00+	DEPOSIT
10/01	450.00+	DEPOSIT
10/01	1,800.00+	DEPOSIT
10/01	1,350.00+	LOCKBOX DEPOSIT
10/02	250.00+	DEPOSIT
10/02	936.85+	DEPOSIT
10/02	3,110.00+	LOCKBOX DEPOSIT
10/06	393.05+	AMERICAN EXPRESS PAYMENT DATE 03277 SETTLEMENT 3340413855 CINTECH SOLU3340413855 100603
10/06	3,415.00+	DEPOSIT
10/06	1,476.00+	LOCKBOX DEPOSIT
10/07	9,030.00+	LOCKBOX DEPOSIT
10/08	77,000.00	FUNDS TRANSFER TO CK: XXXXXX4863 REF # 00050819998
10/08	63,374.00+	NT ACCTS PAYABLE AP PYMTS 430287 CINTECH SOLUTION 100803
10/08	7,335.00+	LOCKBOX DEPOSIT
10/09	76.53	INTERCHG FEE 10/09/03 4445090365130 0001 100903
10/09	2,905.00+	MPS BC DEP 031008 CINTECH TELEMANAGEMENT 100903
10/10	50,000.00	FUNDS TRANSFER TO CK: XXXXXX5006 REF # 00050830235
10/10	13.65	INTERCHG FEE 10/10/03 4445090365130 0001 101003
10/10	665.63	INTERNATIONAL 125938 101003
10/10	535.00+	MPS BC DEP 031009 CINTECH TELEMANAGEMENT 101003
10/14	5,700.00+	DEPOSIT
10/14	2,520.00+	LOCKBOX DEPOSIT
10/15	663.46+	DEPOSIT
10/15	1,100.00+	DEPOSIT
10/15	56,671.00+	NT ACCTS PAYABLE AP PYMTS 430287 CINTECH SOLUTION 101503
10/16	536.13	INTERNATIONAL IT:187895/00 t1101603
10/16	5,355.00+	LOCKBOX DEPOSIT
10/16	441.06	SERVICE CHARGE
10/17	8.72	INTERCHG FEE 10/17/03 4445090365130 0001 101703
10/17	2,500.00	AAA CINCINNATI CINTECH SOLUTIONS A PRE-PAID A PRE-PAID ACCT CINTECH SOLUTIONS FIFTH THIRD BANK\ 101703
10/17	2,500.00	AAA CINCINNATI CINTECH SOLUTIONS A PRE-PAID A PRE-PAID ACCT CINTECH SOLUTIONS FIFTH THIRD BANK\ 101703
10/17	340.00+	MPS BC DEP 031016 CINTECH TELEMANAGEMENT 101703
10/20	29,815.97	5/3 COMM LEASE #0930009689018 PAID BY BILLPAYER 2000
10/20	247.48+	AMERICAN EXPRESS PAYMENT DATE 03293 SETTLEMENT 3340413855 CINTECH SOLU3340413855 102003
10/20	486.78+	DEPOSIT
10/20	2,500.00+	DEPOSIT
10/21	57.78	FIFTH THIRD ACH MPS BILLNG N0063008 CINTECH TELEMANAGEMENT 102103
10/21	15,126.40	5/3 COMM LEASE #0930009689026 PAID BY BILLPAYER 2000
10/21	450.00+	DEPOSIT
10/21	1,624.30+	INTERNATIONAL 126890 102103
10/21	11,800.00+	LOCKBOX DEPOSIT









Fifth Third Bank

P.O. BOX 630900 CINCINNATI OH 45263-0900

ACCOUNT TYPE	BUSINESS 53
PAGE	2
STATEMENT PERIOD	10/01/03 THROUGH 10/31/03
ACCOUNT NUMBER	0099962567
OFFICE	FIFTH THIRD CENTER
TELEPHONE NUMBER	579-5203

CINTECH SOLUTIONS INC 46
DEBTOR IN POSSESSION
GENERAL DISBURSEMENT
4747 LAKE FOREST DRIVE
CINCINNATI OH 45242-3853

	10/01 BALANCE	137,323.30
44	DEPOSITS	213,805.48
67	WITHDRAWALS/FEES	290,513.90
	INTEREST EARNED	
	INTEREST WITHHELD	
	10/31 BALANCE	60,614.88

DATE	AMOUNT	DESCRIPTION
10/22	39,200.00	FUNDS TRANSFER TO CK: XXXXXX4863 REF # 00050872814
10/22	1.92	INTERCHG FEE 10/22/03 4445090365130 0001 102203
10/22	85.00+	MPS BC DEP 031021 CINTECH TELEMANAGEMENT 102203
10/22	784.00+	NT ACCTS PAYABLE AP PYMTS 430287 CINTECH SOLUTION 102203
10/22	2,820.00+	LOCKBOX DEPOSIT
10/24	3,055.00+	LOCKBOX DEPOSIT
10/27	43.00	INTERCHG FEE 10/26/03 4445090365130 0001 102603
10/27	2,020.00+	MPS BC DEP 031024 CINTECH TELEMANAGEMENT 102603
10/27	2,885.00+	DEPOSIT
10/28	12.35	INTERCHG FEE 10/28/03 4445090365130 0001 102803
10/28	822.14	INTERNATIONAL 127440 102803
10/28	214.92+	DEPOSIT
10/28	500.00+	MPS BC DEP 031027 CINTECH TELEMANAGEMENT 102803
10/28	745.00+	DEPOSIT
10/28	2,300.00+	DEPOSIT
10/28	6,305.00+	LOCKBOX DEPOSIT
10/29	17.80	INTERCHG FEE 10/29/03 4445090365130 0001 102903
10/29	750.00+	MPS BC DEP 031028 CINTECH TELEMANAGEMENT 102903
10/29	3,700.00+	LOCKBOX DEPOSIT
10/30	201.40	INTERNATIONAL 127683 103003
10/30	950.00+	DEPOSIT
10/31	8.68	INTERCHG FEE 10/31/03 4445090365130 0001 103103
10/31	350.00+	MPS BC DEP 031030 CINTECH TELEMANAGEMENT 103103
10/31	373.64+	AMERICAN EXPRESS PAYMENT DATE 03304 SETTLEMENT 3340413855 CINTECH SOLU3340413855 103103

DAILY BALANCE		DAILY BALANCE		DAILY BALANCE		DAILY BALANCE	
10/01	140,885.32	10/09	116,932.88	10/20	88,578.02	10/28	65,364.22
10/02	145,121.70	10/10	63,826.75	10/21	87,268.14	10/29	60,296.46
10/03	144,046.70	10/14	72,046.75	10/22	50,558.92	10/30	61,045.06
10/06	146,441.42	10/15	130,419.17	10/23	50,296.02	10/31	60,614.88
10/07	125,818.74	10/16	129,663.65	10/24	52,326.02		
10/08	118,908.98	10/17	120,419.29	10/27	56,906.01		

A REMINDER...
EACH MONTH, YOUR FIRST 10 ORDERS OF COIN & CURRENCY FROM A FIFTH THIRD BANKING CENTER ARE FREE, INCLUDING YOUR FIRST 20 STRAPS OF CURRENCY AND YOUR FIRST 40 ROLLS OF COIN. CHARGES MAY APPLY WHEN YOU EXCEED THESE VOLUMES.

 **Fifth Third Bank**

P.O. BOX 630900 CINCINNATI OH 45263-0900

MAXSAVER PLUS	1
ACCOUNT TYPE	PAGE
10/01/03 THROUGH 10/31/03	0070625006
STATEMENT PERIOD	ACCOUNT NUMBER
FIFTH THIRD CENTER	579-5203
OFFICE	TELEPHONE NUMBER



CINTECH SOLUTIONS INC
DEBTOR IN POSSESSION
4747 LAKE FOREST DRIVE
CINCINNATI OH 45242-3853

o

10/01 BALANCE	256,431.05
1 DEPOSITS	50,000.00
2 WITHDRAWALS/FEES	40,040.83
INTEREST EARNED	185.81
INTEREST WITHHELD	
10/31 BALANCE	266,576.03

2003 INTEREST EARNED IS 1,869.35 FOR TAX ID 31-1200684

DATE————AMOUNT————DESCRIPTION——•

10/10	50,000.00+	FUNDS TRANSFER FROM CK: XXXXXX2567 REF # 00050830235
10/16	40.83	SERVICE CHARGE
10/22	40,000.00	FUNDS TRANSFER TO CK: XXXXXX4863 REF # 00050872828
10/31	185.81+	INTEREST

•————DAILY BALANCE————• •————DAILY BALANCE————• •————DAILY BALANCE————• •————DAILY BALANCE————•

| 10/10 | 306,431.05 | 10/16 | 306,390.22 | 10/22 | 266,390.22 | 10/31 | 266,576.03 |



GET A BUSINESS TRAVEL REWARDS MASTERCARD AND TURN YOUR EVERYDAY EXPENSES
INTO REWARDS. EARN ONE POINT FOR EVERY NET $1 SPENT AND GET AIRLINE
POINTS, GIFT CERTIFICATES FOR HOTELS OR RENTAL CARS OR EVEN CASH! USE
YOUR CARD TO BUY EQUIPMENT AND INVENTORY AND EARN POINTS. STOP IN YOUR
CLOSEST FIFTH THIRD BANKING CENTER TO APPLY TODAY & GET A 0% INTRO RATE!







Fifth Third Bank

P.O. BOX 630900 CINCINNATI OH 45263-0900

BUSINESS 53	1	
ACCOUNT TYPE	PAGE	
10/01/03 THROUGH 10/31/03	0070624863	
STATEMENT PERIOD	ACCOUNT NUMBER	
FIFTH THIRD CENTER	579-5203	
OFFICE	TELEPHONE NUMBER	

CINTECH SOLUTIONS INC 0
DEBTOR IN POSSESSION
PAYROLL
4747 LAKE FOREST DRIVE
CINCINNATI OH 45242-3853

10/01 BALANCE	9.35
3 DEPOSITS	156,200.00
5 WITHDRAWALS/FEES	156,167.92
INTEREST EARNED	
INTEREST WITHHELD	
10/31 BALANCE	41.43

DATE	AMOUNT	DESCRIPTION
10/08	77,000.00+	FUNDS TRANSFER FROM CK: XXXXXX2567 REF # 00050819998
10/09	54,298.01	PAYCHEX INC. PAYROLL 11328800004688X CINTECH SOLUTIONS INC 100903
10/10	237.54	PAYCHEX EIB INVOICE X11223300009577 CINTECH SOLUTIONS INC 101003
10/10	22,465.48	PAYCHEX TPS 10336 TAXES 0018500510336 CINTECH SOLUTIONS INC 101003
10/22	39,200.00+	FUNDS TRANSFER FROM CK: XXXXXX2567 REF # 00050872814
10/22	40,000.00+	FUNDS TRANSFER FROM CK: XXXXXX5006 REF # 00050872828
10/23	55,735.72	PAYCHEX INC. PAYROLL 11438200002430X CINTECH SOLUTIONS INC 102303
10/24	23,431.17	PAYCHEX TPS 10396 TAXES 0018500510396 CINTECH SOLUTIONS INC 102403

DAILY BALANCE		DAILY BALANCE		DAILY BALANCE		DAILY BALANCE	
10/08	77,009.35	10/10	8.32	10/23	23,472.60		
10/09	22,711.34	10/22	79,208.32	10/24	41.43		

Fifth Third Bank

A REMINDER...
EACH MONTH, YOUR FIRST 10 ORDERS OF COIN & CURRENCY FROM A FIFTH THIRD BANKING CENTER ARE FREE, INCLUDING YOUR FIRST 20 STRAPS OF CURRENCY AND YOUR FIRST 40 ROLLS OF COIN. CHARGES MAY APPLY WHEN YOU EXCEED THESE VOLUMES.







Fifth Third Bank

P.O. BOX 630900 CINCINNATI OH 45263-0900

BUSINESS 53	1
ACCOUNT TYPE	PAGE
10/01/03 THROUGH 10/31/03	0070624935
STATEMENT PERIOD	ACCOUNT NUMBER
FIFTH THIRD CENTER	579-5203
OFFICE	TELEPHONE NUMBER

CINTECH SOLUTIONS INC 0
DEBTOR IN POSSESSION
TAX
4747 LAKE FOREST DRIVE
CINCINNATI OH 45242-3853

10/01 BALANCE	0.00
0 DEPOSITS	0.00
0 WITHDRAWALS/FEES	0.00
INTEREST EARNED	
INTEREST WITHHELD	
10/31 BALANCE	0.00

Fifth Third Bank

A REMINDER...
EACH MONTH, YOUR FIRST 10 ORDERS OF COIN & CURRENCY FROM A FIFTH THIRD BANKING CENTER ARE FREE, INCLUDING YOUR FIRST 20 STRAPS OF CURRENCY AND YOUR FIRST 40 ROLLS OF COIN. CHARGES MAY APPLY WHEN YOU EXCEED THESE VOLUMES.

FILED
68
2003 DEC 10 AM 11:46
U.S. BANKRUPTCY COURT
SOUTHERN DISTRICT OF OHIO

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF OHIO
WESTERN DIVISION

In Re:	:	Case No.: 03-11661
CINTECH SOLUTIONS, INC.	:	Chapter 11
Debtor	:	Judge Hopkins

AGREED ORDER APPROVING SALE OF SUBSTANTIALLY ALL OF DEBTOR'S ASSETS FREE AND CLEAR OF LIENS AND APPROVING ASSUMPTION OF CERTAIN EXECUTORY CONTRACTS

This matter is before the Court on the Debtor's Motion seeking approval of the sale of substantially all of the Debtor's assets free and clear of liens and of the assumption of certain executory contracts and/or payables (the "Sale"). Based upon the record made at the Auction Hearing, on December 9, 2003, and the pleadings and memoranda filed in these proceedings, the Court makes the following findings of fact and conclusions of law:

A. Terms not otherwise defined herein shall have the meanings ascribed to them in the Debtor's Motion to Sell Substantially all of its Assets Free and Clear of Liens, To Assume and Assign Certain Executory Contracts and to Conduct a Public Auction Subject to Certain Bid Procedures (Doc # 190) (the "Motion") and the Asset Purchase Agreement, a copy of which is attached to this Order as Exhibit A.

B. The Sale of Debtor's assets pursuant to the procedures outlined in the Motion is in the best interest of all interested parties including the Debtor, its secured creditors, and its unsecured creditors.

C.   There is a sound business purpose for the Sale of Debtor's assets as outlined in the Motion.

D.   On November 13, 2003, this Court entered an Order establishing certain bidding procedures to apply at a public auction (the "Bid Procedures Order"). (Doc # 186) Pursuant to the Bid Procedures Order, notice was given to the 20 Largest Unsecured Creditors of the Debtor, to all secured creditors of the Debtor, and to any party who had expressed an interest in acquiring Debtor's assets in the months prior to the filing of the Voluntary Petition. The notice also was circulated to potentially interested parties by Triad, Debtor's investment banker, and DSI. Moreover, copies of the Bid Procedures Order and Asset Purchase Agreement were available upon request, and several parties contacted Debtor's counsel and obtained copies.

E.   On November 25, 2003, Debtor filed individual Notices of Assumption for each contract to be assumed in conjunction with the Sale. (Doc #'s 197-222) Each Assumption Notice listed the cure amount for the respective agreement. The Assumption Notices were sent to each party to the contract, as well as to the Office of the United States Trustee, and counsel for Fifth Third Bank.

F.   The Bid Procedures Order set 5:00 p.m. on December 3, 2003 as the deadline by which competing bids could be submitted to the Court.   No additional or competing bids were timely filed.

G.   The transactions contemplated by the Asset Purchase Agreement are undertaken by the parties in good faith, as that term is used in Section 363(m) of the Bankruptcy Code, and Purchaser is entitled to the rights and protections granted thereby. There exists no prior relationship between the Purchaser and the Debtor including the Directors, Officers and Principals of the Debtor.

H.   The Assets, as defined in the Motion and the Asset Purchase Agreement, are sold free and clear of liens, claims and encumbrances pursuant to §363(f) of the Bankruptcy Code.

I.   Except as otherwise set forth in the Asset Purchase Agreement, Purchaser is not expressly or impliedly agreeing to assume any of Debtor's debts, obligations, or liabilities.

J.   With respect to the Assumed Contracts and Assumed Payables, there are no financial defaults and, therefore, no cure amounts that need to be paid in connection with the assumption of the Assumed Contracts. Moreover, Purchaser has demonstrated that it can provide adequate assurance of future performance with respect to the Assumed Contracts.

K.   On December 5, 2003, Fifth Third Bank filed a Protective Objection to the Sale. The Protective Objection was resolved by the Debtor and Fifth Third Bank pursuant to the terms of a Stipulation, which will be presented to the Court and approved at the December 9, 2003 hearing, or as soon as possible thereafter.

L.   Immediately prior to the sale hearing, a dispute regarding the final adjustments to the purchase price under the Asset Purchase Agreement arose between the parties. Said dispute in particular involved adjustments for the depreciation of assets. By Debtor's computation, these adjustments appeared to create gross proceeds of sale, including cash, totaling $716,000.00.

M.   The parties hereto agree that the amount of the purchase price shall be the sum of $493,000.00, subject to final adjustment for account receivables existing as of 12:01 a.m. on the closing date per the Asset Purchase Agreement, which, with the addition of the $285,000.00 cash held by the Debtor, creates total gross proceeds subject to distribution in the approximate amount of $778,000.00. The closing date shall be defined as December 9, 2003. The Closing Fund Date in the Asset Purchase Agreement shall be changed to on or before 5:00 p.m., Friday, December 12, 2003.

N.   The parties hereto agree, under the terms of the separate Stipulation entered into between the Debtor and the Fifth Third Bank that the Fifth Third Bank shall be paid, immediately upon the Closing Fund Date, the sum of $758,000.00 as per the separately filed Stipulation resolving the protective objection.

O.   As additional consideration for the closing of this transaction, the Purchaser shall place in escrow the additional sum of $60,000.00 for the following uses and purposes: payment of fees to the United States Trustee estimated for the fourth quarter of 2003 to total $5,000.00; and payment of sales taxes on the transfer of equipment to the Debtor. Upon the satisfaction of the U.S. Trustee fees and sales tax obligation, the balance shall be returned to the Purchaser with the provision that the Purchaser will assume attorney fees of Cohen, Todd, Kite & Stanford, LLC with regard to these proceedings in an amount equal to the returned escrow funds but in no event to exceed $47,000.00.

P.   The Debtor reserves the right to designate additional executory contracts to be assumed (without cost to the Debtor) and assigned to Purchaser upon providing reasonable and adequate notice to the affected contract parties on a post-closing basis.

Q. The parties hereto agree to waive the ten day stay imposed by Fed. R. Bankr. P. 6004(g).

BASED ON THE FOREGOING, IT IS HEREBY ORDERED, ADJUDGED AND DECREED:

1. The Sale shall be, and hereby is, approved in all respects.

2. The Debtor shall be, and hereby is, authorized to sell its assets to Purchaser, pursuant to the terms of the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit A.

3. The transfer of the assets to the Purchaser is a legal, valid, and effective transfer of the assets notwithstanding any requirement for approval or consent by any entity (as defined in Section 101(15) of the Bankruptcy Code).

4. The transfer of the assets to Purchaser as of the Closing shall be free and clear of all liens, claims and encumbrances on the Closing Fund Date upon payment of $758,000 to Fifth Third Bank.

5. The lien of Fifth Third in and to the Debtor's assets shall attach to the net cash proceeds of the Sale with the same force, validity, effect, priority and enforceability as such claims had prior to the Sale.

6. All the Debtor's interests in the Assets will be, as of the Closing, transferred to and vested in Purchaser, including all cash received by Debtor, or received by Fifth Third on behalf of Debtor, on and after 12:01 a.m. of the closing date. Subject to the fulfillment of the terms and conditions of the Asset Purchase Agreement, as of the Closing, this Order will be considered and constitute for all purposes a full and complete general assignment, conveyance, and transfer of the Assets.

7.   The Debtor hereby assumes and then assigns to Purchaser each of the Assumed Contracts identified in Schedule B to the Asset Purchase Agreement. In addition, Purchaser hereby assumes all liability for the Assumed Payables identified in Schedule A to the Asset Purchase Agreement. Upon the entry of this Order, Debtor shall have no further liability with respect to the Assumed Contracts and Assumed Payables.

8.   Except as expressly provided in paragraph 7 herein, Purchaser is not assuming, and shall not be liable for, any liabilities or obligations of the Debtor. Specifically, the Debtor is and shall remain solely responsible for the payment of any sales taxes on the transfer of the assets subject to this Order.

9.   This Court shall retain jurisdiction to enforce the provisions of the Asset Purchase Agreement and this Order in all respects.

10.   This is a final Order, which shall be appealable and enforceable upon entry. The sale of the Assets which are the subject of this Order may take place immediately upon the journalization of this Order.

11.   Purchaser is a "good faith" purchaser of the Assets. Accordingly, pursuant to §363(m) of the Bankruptcy Code, the reversal or modification of this order on appeal will not affect the validity of the transfer of the Assets to Purchaser, unless the Order is stayed pending appeal prior to the Closing of the transaction authorized herein.

12.   The Stipulation between the Debtor and Fifth Third Bank shall be, and hereby is, approved. In accordance with the Stipulation, Fifth Third Bank shall execute and deliver on the Closing Fund Date to the Debtor a Bill of Sale pursuant to which all of the furniture, fixtures, and equipment that was the subject of the Lease Agreement

between Fifth Third Bank and the Debtor shall be transferred to the Debtor so that it may be included in the Sale to Purchaser. Moreover, Debtor shall be authorized and directed to pay to Fifth Third Bank the sum of $758,000 on the Closing Fund Date in full satisfaction of all of Fifth Third Bank's claims in this Chapter 11 case.

13.   Upon the conclusion of the Sale which is the subject of this Order, the Debtor shall file a Report of Sale with this Court.

14.   Purchaser shall deposit the $60,000 in escrow funds contemplated by paragraph O of this Order with the firm of Cohen, Todd, Kite & Stanford, LLC to be held for payment as outlined in Paragraph O. Purchaser shall further be deemed to have assumed the unpaid fees of Cohen, Todd, Kite & Stanford to the extent of the unused portion of the escrowed funds up to a maximum of $47,000.

15.   The ten day stay imposed by Fed. R. Bankr. P. 6004(g) is waived.

IT IS SO ORDERED.



UNITED STATES BANKRUPTCY JUDGE

ENTERED
U.S. BANKRUPTCY COURT
DEC 1 0 2003
SOUTHERN DISTRICT OF OHIO
BY_____
DEPUTY CLERK

APPROVED:



Donald J. Rafferty (0042614)
Richard D. Nelson (0003943)
Attorney for Debtor
Cohen, Todd, Kite & Stanford, LLC
250 East Fifth Street, Suite 1200
Cincinnati, Ohio 45202
Tel: (513) 421-4020
Fax: (513) 241-4495



J. Michael Debbeler, Esq. (0012991)
Attorney for Purchaser
Graydon, Head & Ritchey LLP
Fifth Third Center
511 Walnut Street, Suite 1900
Cincinnati, Ohio 45202-3157
Tel: (513) 629-2704
Fax: (513) 651-3836

Raymond J. Pikna, Jr., Esq. (0013135)
Attorney for Fifth Third Bank
Vorys, Sater, Seymour & Pease, LLP
221 East Fourth Street
Atrium Two, Suite 2000
Cincinnati, OH 45202
Tel: (513) 723-4094
Fax: (513) 723-4056

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the "Agreement") is entered into this 4TH day of December, 2003, by and between DAVID K. SCHMITT, an individual ("Purchaser"); and CINTECH SOLUTIONS, INC. an Ohio corporation ("Seller").

WHEREAS, Seller has filed a voluntary petition for relief (the "Chapter 11' Petition") commencing a case under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. (the "Bankruptcy Code"), in the United State Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Court"); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, substantially all of the assets and rights of Seller used in Seller's business (the "Business") as set forth in this Agreement and in accordance with Sections 105, 363 and 365 of the Bankruptcy Code;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of this is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1   Acquired Assets. Subject to all terms and conditions set forth in this Agreement, Seller shall sell, transfer, convey, assign, and deliver to Purchaser, and Purchaser shall purchase, acquire, and assume, from Seller, free and clear of all liens, pledges, mortgages, security interests, claims, and encumbrances of any nature whatsoever, all right, title, and interest in and to all the following assets of Seller:

(a)   All of Seller's machinery, equipment, furniture, fixtures and furnishings, (the "Personalty");

(b)   All of Seller's inventories of raw materials, merchandise, packaging material, work in process and other items, (the "Inventory");

(c)   All of Seller's intangible assets and good will, including, without limitation, all trademarks, trade secrets, logos, trade names, the name "Cintech Solutions", patents, service marks, designs and specifications, proprietary and trade rights and data, processes, know how, software, telephone numbers, copyrights, registrations or applications concerning any of the foregoing, any rights (but not the obligations) under any noncompetition, confidentiality, nondisclosure and severance agreements, and all other intellectual property owned or used by Seller (the "Intangibles");

1

       (d)   All of Seller's assumable prepaid expenses, credit memos and deposits benefiting the Business, (the "Prepays");

       (e)   All of Seller's right, title and interest in or to all books of account, records, files and invoices, including, but not limited to, all invoice files and correspondence related thereto, all technical product data, manufacturing and production data, testing data, equipment maintenance data employee files, payroll information, accounting records, inventory records, purchasing records, engineering records, environmental records, sales and sales promotional data, advertising materials, customer lists, and customer data, cost and pricing information, supplier and vendor lists, installation and maintenance manuals, business plans, supply reference catalogs and any other records and data used in connection with the Business (whether in computer software, data or any other form) (the "Books and Records") other than records, books and documents relating to (i) Seller's liabilities, (ii) federal or state income taxes, (iii) corporate minute book of Seller, and (iv) employee files and information related to employees of Seller who are not hired by the Purchaser pursuant to Article IX of this Agreement;

       (f)   All account receivables;

       (g)   All such other assets of any kind and description of the Seller, except to the extent expressly rejected by Purchaser at or prior to Closing; and

       (h)   All assets leased by Seller pursuant to the Master Equipment Lease dated December 18, 2001, between The Fifth Third Leasing Company and Seller.

The foregoing assets shall be referred to herein as the "Acquired Assets." The Acquired Assets shall expressly exclude Debtor's cash, deposit accounts, bank accounts, and cash equivalents.

      1.2   Conveyance of Acquired Assets. The sale, transfer, conveyance, assignment and delivery of the Acquired Assets provided for in this Article I shall be made by such instruments of conveyance and transfer as shall be necessary to convey to and vest in Purchaser, as of and after the Closing Date, all of Seller's right, title, and interest in and to the Acquired Assets.

ARTICLE II

CONSIDERATION

      2.1   Consideration. As full consideration for the conveyance of the Acquired Assets, Purchaser shall:

       (a)   Pay Seller Nine Hundred Thousand Dollars ($900,000.00) cash on the Closing Fund Date, defined below; provided however:

          (i)   The consideration shall be reduced by the Earnest Money and any post petition current account payables, not to exceed Fifty Thousand Dollars ($50,000.00) assumed in writing by Purchaser and identified on the attached Exhibit A;

2

(ii)   The consideration shall be adjusted dollar for dollar to the extent the total assets, less cash, as reflected on Seller's balance sheet as of 12:01 a.m. on the Closing date (the "Adjustment Date") has changed from the total assets, less cash, reflected on the Seller's 9/30/03 balance sheet; provided however, to the extent account receivables have increased as of the Adjustment Date, Purchaser shall be obligated to pay such increase at such time as Purchaser has received such increase in account receivables. By way of example only, in the event the total assets, excluding cash and account receivables have been reduced by $25,000.00 between 9/30/03 and the Adjustment Date, the consideration to be paid by Purchaser shall be adjusted down by $25,000.00. In the event the account receivables have increased by $200,000.00 from $322,519.00 to $522,519.00 on the Adjustment Date, then Purchaser shall pay Seller $322,519.00 on the Closing Fund Date. As of 12:01 a.m. on the date of Closing and thereafter, Purchaser shall receive the first $322,519.00 of account receivables paid. Thereafter, Purchaser shall forward to Seller the next $200,000.00 of account receivables paid, if and when received by Purchaser; and

(iii)   The consideration shall be reduced to the extent the prepaid expenses identified on the balance sheet as of the Closing date exceed $9,000.00.

(b)   Pay to Seller's counsel in escrow upon execution of this Agreement earnest money in the amount of Seventy Five Thousand Dollars ($75,000.00) (the "Earnest Money"), which earnest money shall be returned to Purchaser in the event Purchaser's due diligence is not satisfied or in the event Purchaser is not the successful bidder.

2.2   Transfer Tax. Sales Tax. And Other Adjustments. On the Closing Fund Date, Seller shall pay or provide for payment of all transfer and sales taxes, if any, incurred in connection with the sale of the Acquired Assets to Purchaser.

2.3   The Purchase Price for the Acquired Assets shall be allocated as proposed by Purchaser's accountants and submitted to Seller after the Closing.

ARTICLE III

NO ASSUMPTION OF LIABILITIES

No Assumption of Liabilities. Except for those post petition current account payables expressly assumed by Purchaser and listed on the attached Exhibit "A" and except for those executory contracts listed on Exhibit "B" which are assumed by Purchaser, Purchaser does not assume and shall not become responsible for, and Seller shall retain, all other debts, obligations, and liabilities of Seller of any nature whatsoever. The obligations listed on the attached Exhibit A shall be referred to as the Assumed Payables. The obligations listed on the attached Exhibit B shall be referred to as the Assumed Contracts. Purchaser shall have until the Closing to identify on Exhibit A which Assumed Payables are being assumed by Purchaser. Purchaser shall have until the hearing on the 363 Motion to identify on Exhibit B which Assumed Contracts are being assumed by Purchaser.

ARTICLE IV

BANKRUPTCY ACTIONS

4.1   Court Filings

Upon execution of this Asset Purchase Agreement, Seller shall file a Motion under 11 U.S.C. §363, (the "363 Motion"), seeking approval of this Agreement and of the transactions contemplated herein.   A separate Motion shall be filed that shall include a proposed Bidding Procedures Order incorporating, at a minimum, the bidding parameters set forth in Paragraph 4.2 below. Seller shall then, as quickly as the Court will allow, and in accordance with applicable law, take all steps necessary to obtain, at the earliest possible date, the Court's approval on the 363 Motion under 11 U.S.C. §363.

4.2   Bidding Procedures. The Bidding Procedures Order shall include the following provisions:

(a)   the requirement that Seller give notice of the transactions contemplated by this Agreement to all creditors and other interested parties, including each such person or entity who expressed an interest in acquiring some or all of Seller's assets;

(b)   the requirement that any person or entity who wishes to make a competing bid for the Acquired Assets shall provide to Seller at least five (5) days prior to the hearing on the 363 Motion:

(i)   appropriate evidence of its financial ability to consummate the transactions contemplated by its bid, and

(ii)   a certified or bank check payable to Seller in the amount of Seventy Five Thousand Dollars ($75,000.00) as an Earnest Money Deposit that shall be forfeited if the competing bidder fails to close upon receiving court approval of its competing bid;

(c)   "Overbid" Procedures that require an initial bid (an "Overbid") for the Acquired Assets to be in an amount at least $50,000 greater than the amount to be paid by the Purchaser under this Agreement and all subsequent bids to be made in $25,000 increments; and

(d)   confirmation of the reasonableness of the Termination Fee provisions of Article XI hereof and Seller's obligation to pay such Termination Fee in the event that the Acquired Assets are sold to someone other than Purchaser.

(e)   At least three days prior to the hearing on the 363 Motion, Seller shall deliver to Purchaser copies of any competing bids. If no competing bids are submitted within the five (5) day deadline above, Purchaser shall be deemed the successful bidder, subject to court approval.

4.3   Section 363 Sale Order. In addition to the conditions set forth herein, the obligation of Purchaser to purchase and pay for the Acquired Assets at Closing shall be subject

4

to and conditioned upon the timely entry of an Order (the "Bankruptcy Sale Order") by the Bankruptcy Court that includes the following findings and/or conclusions and the satisfaction of each of the following express conditions, unless waived by Purchaser prior, to or concurrently with the Closing Date:

(a) that adequate notice has been given of the 363 Motion and of all related hearings, proceedings, and Orders; and

(b) that this Agreement and the transactions contemplated herein, including the transfer of the Acquired Assets by the Seller to Purchaser as provided in this Agreement are approved and authorized; and

(c) that the Seller is authorized and directed to execute all documents and instruments and take such other actions as may be necessary to implement this Agreement,

(d) that the transfer of the Acquired Assets by the Seller to Purchaser is or will be a legal, valid, and effective transfer of the Acquired assets notwithstanding any requirement for approval or consent by any entity (as defined in Section 101(15) of the Bankruptcy Code.

(e) that the transfer of the Acquired Assets by Seller to Purchaser vests Purchaser with title to the Acquired Assets free and clear of all liens, pledges, mortgages, security interests, claims, and encumbrances, other than the Permitted Exceptions, (including, without limitation, claims and encumbrances (i) that purport to give any entity (as defined in Section 101(15) of the Bankruptcy Code) a right or option to effect any forfeiture, modification, right of approval, right of first refusal, repurchase or termination of Seller's or Purchaser's interest in the Acquired Assets or any similar rights or (ii) that relate to any and all federal, state, local or foreign taxes,

(f) that the transfer of the Acquired Assets is in exchange for adequate consideration under the Bankruptcy Code and under the Laws of the United States, any state, territory or possession thereof or the District of Columbia,

(g) that the transfer of the Acquired Assets, including without limitation, the Assumed Contracts, do not and will not subject Purchaser to any liability by reason of such transfer under laws of the United States, any state, territory or possession thereof or the District of Columbia bases, in whole or part, directly or indirectly, or any theory of law, including, without limitation, any theory of successor or transferee liability,

(h) that all defaults of Seller under the Assumed Contracts (if any) existing, arising or accruing as of the Closing (without giving effect to any acceleration clauses or any default provisions in such contracts of the kind specified in Section 364(b)(2) of the Bankruptcy Code) have been cured or will be promptly cured by Seller such that Purchaser shall have no liability or obligation with respect to any default or obligation existing, arising, or accruing as of the Closing, except as may otherwise be specifically agreed as set forth in this Agreement,

(i) that any actual pecuniary loss resulting from a default by Seller, under the Assumed Contracts (if any) has been or will be promptly compensated by Seller to the extent

ordered by the Bankruptcy Court such that Purchaser shall have no liability with respect to any default or obligation arising or accruing prior to the Closing,

(j) that Purchaser has provided adequate assurance of future performance of the Assumed Contracts (if any) within the meaning of Section 365(f)(2) of the Bankruptcy Code,

(k) that the Assumed Contracts (if any) will be transferred to and remain in full force and effect for the benefit of Purchaser, notwithstanding any provisions in such Assumed Contracts or in applicable law (including, without limitation, those described in Sections 365(b)(2) and (f) of the Bankruptcy Code, that prohibit, restrict or limit in any way such assignment or transfer),

(l) that the Bankruptcy Court retains jurisdiction to enforce the provisions of this Agreement in all respects, including jurisdiction to protect the Purchaser against any liabilities which are not expressly assumed by Purchaser under this Agreement,

(m) that the provisions of the Order are nonseverable and mutually dependent,

(n) that the transactions contemplated by this Agreement are undertaken by Purchaser in good faith, as the term is used in Section 363(m) of the Bankruptcy Code and Purchaser is entitled to the rights and protection granted hereby,

(o) that the sale is in the best interest of the Seller's bankruptcy estate and is otherwise in the public interest, and that there exists business reasons for the sale of the Acquired Assets to Purchaser,

(p) that the Acquired Assets have been adequately marketed and will lose value absent a sale,

(q) that all the requirements of the Bankruptcy Code have been met; and

(r) that all transfers and conveyances shall be exempt from all federal, state and local transfer taxes, stamp taxes and/or similar taxes,

(s) that all creditors of Seller are permanently enjoined from asserting against Purchaser following the sale, any claim they currently have against Seller, with the exception of those obligations of Seller which are specifically assumed by Purchaser.

4.4   Purchaser's obligations hereunder shall also be subject to and conditioned on Seller promptly giving such notice which may be required by rules 6004 and 6006 of the Federal Rules of Bankruptcy Procedure and/or any order of the Bankruptcy Court.

4.5   Purchaser's obligations hereunder shall also be subject to and conditioned on Seller continuing to operate the business in the ordinary course through the date of Closing.

ARTICLE V

CLOSING

The consummation of the transactions contemplated in this Agreement (the "Closing") shall take place immediately following the entry of the Bankruptcy Sale Order and, either no appeal of such order has been filed or, to the extent an appeal from such order has been filed, such order has not been stayed by a court of competent jurisdiction. Purchaser shall be obligated to tender the consideration described in Article 2.1, above, within 48 hours of the Closing (the "Closing Fund Date"). If the Closing has not occurred by December 13, 2003, Purchaser shall have the option of terminating this Agreement in which case the Earnest Money shall be returned to Purchaser and Purchaser shall be relieved of any obligations hereunder.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows, which representations and Warranties shall be true and correct as of the date hereof and true and correct as of the Closing.

6.1   Organization and Standing of Seller. Seller is duly organized, validly existing and in good standing under the laws of the State of Ohio. Seller has full corporate power and authority to own the Acquired Assets as such Acquired Assets are now owned and to use the Acquired Assets as they are now being used.

6.2   Authorization: No Violations: Compliance with Laws.

(a)   Upon entry of the Bankruptcy Sale Order, this Agreement will have been duly executed and delivered by the Seller and shall constitute the legal, valid and binding obligations of Seller enforceable in accordance with its terms.

(b)   No consent, approval or authorization of, or declaration, filing or registration with any federal, state or other governmental or regulatory authority or other person or entity is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows, which representations and warranties shall be true and correct as of the date hereof and true and correct as of the Closing:

7

(a)   Purchaser's assignee shall be duly organized, validly existing and in good standing under the laws of the State of Ohio.

(b)   This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligations of them enforceable in accordance with its terms.

(c)   The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement, and the fulfillment of and compliance with the terms and provisions hereof by the Purchaser do not: (i) conflict with or violate any judicial or administrative order, award, judgment or decree applicable to Purchaser (ii) conflict with any of the terms, conditions or provisions of the Articles of Organization or By-Laws of the Purchaser, or (iii) conflict with any instrument, mortgage, agreement, contract or resection to which the Purchaser is a party, or by it is bound, or which is applicable to any of the Acquired Assets.

ARTICLE VIII

TAX LIABILITIES

Except as may be otherwise indicated by the attached Exhibit "A" and Exhibit "B", Seller shall retain all liability for all real and personal property taxes and assessments relating to the Acquired Assets and either accruing or payable prior to the Closing Date (whether such taxes are paid in arrears or in advance) and Seller shall take all necessary actions to release all liens for all such real and personal property taxes and assessments from the Acquired Assets.

ARTICLE IX

EMPLOYEES

9.1   Terminated Employees. All employees of Seller shall be terminated as of 12:00 a.m. on the Closing Date. Purchaser, or an affiliate of Purchaser, may at its sole option, offer employment to any of Seller's terminated employees (a "Terminated Employee"). Any Terminated Employee who accepts an offer of employment and who commences employment with Purchaser upon the terms of such offer on or after the Closing Date is an "Accepting Employee". Notwithstanding any provision to the contrary herein, Seller shall be responsible and liable for any required notification and payments under the Worker Adjustment and Remaining Notification Act of 1988 and all other similar rules, regulations, statutes or laws with respect to the operations of any facility discontinued or closed by Seller.

9.2   Benefits. Purchaser will not assume or have any liability, responsibility or obligation under any of the ERISA Benefit Plans or Non-ERISA Commitments of Seller. Seller will be liable for all obligations to, for or on behalf of all Terminated Employees under any ERISA Benefit Plans or Non-ERISA Commitments, including, without limitation, if applicable, the cost of accrued and unpaid wages, unpaid bonuses, stock options, severance pay, accrued personal days, unpaid holiday, and sick leave, the cost of funding retirement benefits and

8

pensions, withdrawal liabilities, the cost of payroll taxes, including FICA, Federal Unemployment Insurance, State Unemployment Insurance and Federal and State withholding, and the cost of health insurance, dental insurance, disability insurance, life insurance and the like for events prior to and including the Closing Date. Seller also will be liable for the costs of administration and compliance with the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") for any qualifying event or as required under applicable state law or similar group health contribution coverage benefits under federal and state law (collectively such costs and those set forth in the sentence prior hereto shall be defined as "Separation Benefits") with respect to the termination by Seller of any Terminated Employee. Notwithstanding the foregoing, buyer and seller agree that buyer may be permitted to provide COBRA coverage for employees of seller who are terminated and not rehired by purchaser.

9.3   Employee's Compensation and Withholding.   Seller shall retain sole liability for all vacation benefits and compensation earned and accrued but unpaid as of the Closing.

ARTICLE X

PURCHASER'S CONDITIONS

10.1   Bankruptcy Orders. The Bankruptcy Sale Order shall have been entered by the Bankruptcy Court.

10.2   Dissolution: Material Adverse Change. Seller shall not have dissolved or terminated its existence or entered into any merger or amalgamation, or assigned any or all of its assets or rights for the benefit of its creditors, and none of the Acquired Assets shall have suffered any material adverse change.

10.3   Due Diligence. Purchaser shall have until 5:00 p.m., Friday, November 21, 2003, to exercise its due diligence rights (the "Due Diligence Period"). In the event Purchaser is not satisfied with his due diligence, then Purchaser may terminate this Agreement by delivering written notice to Seller of his dissatisfaction with his due diligence review prior to the expiration of the Due Diligence Period, in which case the Earnest Money shall be returned to Purchaser and Purchaser shall be relieved of any obligations hereunder. This deadline may be extended by mutual agreement of the parties. If Purchaser does not timely terminate this Agreement prior to the expiration of the Due Diligence Period, then this Agreement shall become final and binding.

ARTICLE XI

TERMINATION FEE

In the event that Seller, for any reason, does not sell and convey the Acquired Assets to Purchaser, whether by failing to Close on or before the Closing date, or by selling the Acquired Assets to any other person or entity pursuant to the auction or sale procedure contemplated by Article IV hereof and approved by the Bankruptcy Court, then the Seller shall immediately pay

to the Purchaser a termination fee equal to Forty Thousand Dollars ($40,000.00) (the "Termination Fee").

ARTICLE XII

MISCELLANEOUS

12.1 Entire Agreement - Binding Effect. This Agreement (together with the Schedules hereto, and the other agreements, documents and instruments executed at the Closing) sets forth the entire integrated understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements whether written or verbal. This Agreement may not be modified, amended or terminated except in writing signed by all of the parties hereto.

12.2 Governing Law and Rules of Construction. This Agreement is being made in and shall be governed by and construed and enforced in accordance with the laws of the State of Ohio.

12.3 Severability. Should any terms, provision or clause hereof or of any other agreement or document which is required by this Agreement, be held to be invalid, such invalidity shall not affect or render invalid any other provisions or clauses hereof or thereof the consideration or mutuality of which can be given effect without such invalid provision, and all of which shall remain in full force and effect. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable under applicable law.

ARTICLE XIII

PURCHASER'S RIGHT TO ASSIGN

Purchaser shall have the right, prior to closing, to assign its rights and obligations hereunder to an affiliate or a wholly-owned subsidiary which shall become the Purchaser for all purposes herein.

IN WITNESS WHEEREOF, the parties have executed this Asset Purchase Agreement on the date first above written.

PURCHASER:

By: ____________________

Its: David K. Schmitt

SELLER:

By: ____________________

Its: Acting CEO

10

EXHIBIT A

ASSUMED PAYABLES

Cintech Solutions, Inc.
Open payables as of 12/05/03

Aladdin Knowledge Systems	3,520.00
Cincinnati Bell Any Distance	1,609.42
Cincinnati Bell Telephone	3,529.61
Cincinnati Bell Wireless	508.53
Data Storage Centers	266.60
Worldwide Express	139.53
Licenses	1,571.00
Worldwide Express	250.00
Nuvox	100.00
Intercall	350.00
Telephone - prorated	2,175.27
Miscellaneous	2,500.00
GRAND TOTAL	16,519.96

EXHIBIT B

ASSUMED CONTRACTS

Purchaser shall have until the hearing on the 363 Motion to determine which of the following executory contracts the Purchaser desires to assume:

1.   Agreement dated May 24, 1995 between Debtor and Nortel Networks, Inc. f/k/a Northern Telecom Limited ("Nortel") as amended from time to time and including the Software Escrow Agreement between Nortel and the Debtor, which was approved by the Bankruptcy Court pursuant to an Agreed Order entered on May 19, 2003.

2.   Netvia Distributor Agreements identified in the attached spreadsheet.

NetVIA Distributors

COMPANY NAME	ADDRESS 1	ADDRESS 2	CITY	ST	ZIP	COUNTRY
Accunet Communications Inc.	1801 Johnston Rd	Suite 122	Charolette	NC	28226	
American Telesource Inc.	5900-H Hollis Street		Emeryville	CA	94608	
Brightstar Communications	PO Box 68335		Raleigh	NC	27613	
CBT Telecom Inc.	14030 NE Airport Way		Portland	OR	97230	
Computel Communications Inc.	170 Changebridge Rd	D5-1	Montville	NJ	07045	
Creative Switching Design Inc.	1304 Langham Creek	Suite 454	Houston	TX	77084	
Digital Telefones Inc.	1719 Analog Drive		Richardson	TX	75081	
Digital Corporation	2600 School Drive		Atlanta	GA	30360	
Einnovation Incorporated	2245 Gilbert Ave		Cincinnati	OH	45206	
Frontrunner Network Systems Corp	50 East Commerce Dr	Suite A	Schaumburg	IL	60173	
General Telecom Inc	416 Aldo Ave		Santa Clara	CA	95054	
Helix Computer Systems Inc	700 Harris St	Suite 203	Charlottesville	VA	22903	
Intelli-Flex Communications	4540 E 7th Street		Long Beach	CA	90804	
Logical Networks, Inc	5100 N River Rd	Suite 150	Schiller Park	IL	60176	
Midwestern Telephone Company Inc	1454 30th Street	Suite 105	West Des Moines	IA	50266	
PWI Technologies Inc	3105 112th Ave, NE	Suite 205	Bellevue	WA	98004	
Select Telecom Inc	375 Fairfield Ave	Bldg #5	Stamford	CT	06902	
Sound Incorporated	1550 Shore Rd		Naperville	IL	60563	
Sysborne, LLC	8800 Governors Hill Dr		Cincinnati	OH	45249	
Tele-Communications Inc	5125 West 140th Street		Brook Park	OH	44142	
Timken Company	PO Box 1008		Torrington	CT	6790-1008	
Voice Recording Technologies	536 Hawthrone Lane		Windsor	CT	06095	
VoiceCom Technologies	2001 E Division Street	Suite 115	Arlington	TX	76011	
Williams Telecommunications Corp	375 Britannia Road East		Mississauga	ON	L4Z3E2	Canada
Verizon Communications	52 East Swedesford Rd		Frazer	PA	19355	

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Open Receivable Totals for 12/10/03

0-30	31-60	61-90	91-120	Over 120	Total Amount
229723.00	16645.00	3210.00	1485.00	13750.00	264813.00

Total Amount Due Over 30 Days: 35090.00

<20,604> Nortel credit
<6,350> Bad debt allow.
<2,512> Allow foreign exch.
235,347

IN THE UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF OHIO
WESTERN DIVISION

In Re:

CINTECH SOLUTIONS INC.
Debtor

Case No. 03-11661
Chapter 11
Judge Hopkins

REPORT OF SALE

Now comes Cintech Solutions Inc., Debtor in the above captioned case, and pursuant to the Agreed Order Approving Sale of Substantially All of Debtor's Assets Free and Clear of Liens and Approving Assumption of Certain Executory Contracts entered on December 10, 2003, hereby files its Report of Sale.

The Closing on the sale of substantially all the assets of Cintech Solutions Inc. to Cintech LLC took place on December 12, 2003. A copy of the Closing Statement is attached hereto as Exhibit A. All post-closing matters have been finalized and resolved, with the exception of the assumption and assignment of certain additional executory contracts. Cintech Solutions has filed a Motion with this Court to approve the assumption and assignment of these additional contracts, and the matter is expected to be resolved by the end of the year.

Respectfully submitted,
/s/ Monica V. Kindt
Richard D. Nelson (0003943)
Donald J. Rafferty (0042614)
Monica V. Kindt (0073085)
Cohen Todd Kite & Stanford, LLC
250 East Fifth Street. Suite 1200
Cincinnati, OH 45202
(513) 421-4020
Counsel for Cintech Solutions Inc.

CERTIFICATE OF SERVICE

I hereby certify that a true and accurate copy of the foregoing document was served upon the following via regular mail on this the 22nd day of December 2003

/s/ Monica V. Kindt
Monica V. Kindt

399512.1

- 2 -

American Airlines, Inc.
Department 00578-9
PO Box 70536
Chicago, IL 60673-0536

Business Wire
Attention: Accounts Receivable
PO Box 45348
San Francisco, CA 94145-0348

Cincinnati Bell Any Distance
PO Box 741840
Cincinnati, OH 45274-1840

Cincinnati Bell Telephone
Department 1811
Cincinnati, OH 45274-1811

Com21net, Inc.
7875 NW 12th Street, Suite 109B
Miami, FL 33126

CompManagement, Inc.
PO Box 884
Dublin, OH 43017

Computershare Trust Company of
CANA
Accounts Receivable Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1 Canada

Corporate Document Solutions
PO Box 631601
Cincinnati, OH 45263-1601

Corporate Express, Inc. – Ohio
PO Box 95836
Chicago, IL 60694-5836

Deloitte & Touche, LLP
Department 1118
Cincinnati, OH 45263-1118

Fifth Third Bank
Card Center
PO Box 740789
Cincinnati, OH 45274-0789

Gartner Group, Inc.
Attention: Accounts Payable
PO Box 911319
Dallas, TX 75391-1319

InCap Group, Inc.
320 North Charles Street
Baltimore, MD 21201

Jefferson Pilot Financial Insurance
PO Box 2976
Omaha, NE 68103-2976

MCI WorldCom
PO Box 73468
Chicago, IL 60673-7468

Minitel
Attention: Lorraine Kerr
1775 Courtwood Crescent
Ottawa, Ontario K2C 3J2 Canada

Norwood Real Estate Partners
441 Vine Street, Carew Tower
Suite 500
Cincinnati, OH 45202

Radvision
266 Harristown TD
Suite 201
Glen Rock, NJ 07452

TSX, Inc.
The Exchange Tower
PO Box 421
Toronto, Ontario M5X 1J2 Canada

Treasurer of State of Ohio
PO Box 27
Columbus, OH 43216-0027

- 3 -



United States Trustee
36 East 7th Street, Suite 2030
Cincinnati, OH 45202

Raymond J. Pikna, Jr.
Vorys, Sater, Seymour and Pease, LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202

Stephanie Spania, Esq.
Keating Muething & Klekamp, PLL
Counsel to Neyer
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

Cintech Solutions
4747 Lake Forest Drive
Cincinnati, Ohio 45242-3853

Dinsmore & Shohl, LLP
Attention: Paul R. Mattingly
1900 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202

Sonia U. Chae
Securities & Exchange Commission
175 West Jackson Boulevard
Suite 900
Chicago, Illinois 60604

Mark Alan Greenberger
Katz, Greenberger & Norton, LLP
105 East 4th Street, Suite 400
Cincinnati, Ohio 45202

Cinergy
3300 Central Parkway
Cincinnati, Ohio 45225
Attention: Jeri Burns

James F. McNatt, CFA
Triad Advisors, Inc.
7075 Broome Sage Road
St. Leonard, MD 20685-2359

Robert G. Sanker, Esq.
Counsel to InCap Group, Inc.
Keating Muething & Klekamp, PLL
One East Fourth Street, Suite 1400
Cincinnati, OH 45202

R. Timothy Bryan
Alan M. Noskow
Piper Rudnick, LLP
1774 Wiehle Avenue, Suite 400
Reston, VA 20190

Jeffrey G. Stagnaro, Esq.
Finney, Stagnaro, Saba & Klusmeier
Co. LPA
2623 Erie Avenue
P.O. Box 8804
Cincinnati, OH 45208

Dave Schmitt
Armor Metal
3280 Hageman Street
Cincinnati, Ohio 45241

Jim Cunningham
C-Cap
4500 Cooper Road, Suite 206
Cincinnati, Ohio 45242

Neil Shafran
Executive Vice President
Enghouse Systems Limited
80 Tiverton Ct., 8th Floor
Markham, Ontario L3R 0G4

Development Specialists, Inc.
Three First National Plaza
70 West Madison Street, Suite 2300
Chicago, Illinois 60602-4250

Michael J. Debbler, Esq.
511 Walnut St, Suite 1900
Cincinnati, OH 45202

CLOSING STATEMENT

Seller: Cintech Solutions, Inc., an Ohio corporation

Buyer: Cintech, LLC, an Ohio limited liability company

Date: December 12, 2003

Purchase Price:		$490,673.00*
	Plus: Additional consideration for escrow**	$60,000.00
Total Purchase Price:		$550,673.00
	Less: Earnest Money	$75,000.00
Balance Due from Buyer		$475,673.00

* Account receivables are $235,347.00 as of 12:01 a.m. on 12/9/03. A list of such account receivables are attached hereto as Exhibit A.

** Escrowed Funds shall be held by Cohen, Todd, Kite & Stanford, LLC, subject to the terms of the Agreed Order Approving Sale.

Executed this 12th day of December, 2003.

SELLER:

CINTECH SOLUTIONS, INC.

By: Dino Lucarelli
Dino Lucarelli
Title: CFO

BUYER:

CINTECH, LLC

By: [signature]
David K. Schmitt
Title: Manager

EXHIBIT A

Exhibit A
DKS
12-12-03
ONS
12/12/03?

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance

Customer: ACCUNT   AccuNet Communications   Contact: BRUCE REAGAN   Salesperson: ----
Terms: Net 30 days   Phone: 704/543-9652   Fax: 704/540-2309

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/22/03	29834	950.00	950.00					950.00
	Totals:		950.00					950.00

Customer: ACP   Alltel Communication Products, Inc.   Contact: MARY FAGAN   Salesperson: ----
Terms: Net 30 days   Phone: 678/351-8000   Fax: 678/351-8400

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/28/03	29858	1350.00	1350.00					1350.00
	Totals:		1350.00					1350.00

Customer: ADVTEC   ADVANCE Technologies   Contact: Eric   Salesperson: ----
Terms: ADV PYMT REQ   Phone: 617/481-1893   Fax: 617/687-4778

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
7/29/03	29479	1485.00				1485.00		1485.00
	Totals:					1485.00		1485.00

Customer: AMEMI3   AMERITECH - CBS   Contact: Lisa Schael   Salesperson: ----
Terms: Net 30 days   Phone: 313/234-3539   Fax: 313/223-0879

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/02/03	30031	1650.00	1650.00					1650.00
/02/03	30032	1650.00	1650.00					1650.00
	Totals:		3300.00					3300.00

Customer: AMERMI   Ameritech - BCS   Contact: Lisa Beauchamp   Salesperson: ----
Terms: Net 30 days   Phone: 800/553-1644   Fax: 313/234-3056

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/27/03	29848	300.00	300.00					300.00
/12/03	29913	2300.00	2300.00					2300.00
/19/03	29990	950.00	950.00					950.00
/19/03	29991	950.00	950.00					950.00
/19/03	29992	950.00	950.00					950.00
/19/03	29993	950.00	950.00					950.00
/19/03	29994	950.00	950.00					950.00
/19/03	29995	950.00	950.00					950.00
	Totals:		8300.00					8300.00

Customer: AMERPV   SBC   Contact: Pat Von Laven   Salesperson: ----
Terms: Net 30 days   Phone: 708/409-5420   Fax: 708/409-9050

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/4/03	29928	950.00	950.00					950.00
/-/03	29929	950.00	950.00					950.00
/2/03	30019	150.00	150.00					150.00
	Totals:		2050.00					2050.00

Customer: AMERWI   AMERITECH - EBS   Contact: JOHN T. CUSACK   Salesperson: ----
Terms: Net 30 days   Phone: 262/794-4522   Fax: 262/794-4519

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/20/03	29999	225.00	225.00					225.00
	Totals:		225.00					225.00

Customer: AMTEBS   SBC   Contact: VALERIE ZELLNER   Salesperson: ----
Terms: Net 30 days   Phone: 317/488-2400   Fax: 317/488-2423

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/11/03	29910	150.00	150.00					150.00
12/02/03	30017	1100.00	1100.00					1100.00
	Totals:		1250.00					1250.00

Customer: BARRY   BARRY COMMUNICATIONS   Contact: MARTHA   Salesperson: JW
Terms: Net 30 days   Phone: 508/853-7120   Fax: 508/853-7124

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/22/03	29833	1850.00	1850.00					1850.00
10/29/03	29868	150.00	150.00					150.00
10/29/03	29869	300.00	300.00					300.00
	Totals:		2300.00					2300.00

Customer: BPS   BELL CANADA   Contact: FRANCOISE MAROT-A/P   Salesperson: ----
Terms: Net 30 days   CN$ Phone: 514/786-9016   Fax: 514/392-9249

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/21/03	29828	745.00	745.00					745.00
11/30/03	29874	1570.00	1570.00					1570.00
12/03/03	29885	3760.00	3760.00					3760.00
	Totals:		6075.00					6075.00

Customer: BSCS   BellSouth Communication Systems LLC   Contact: MELISSA PAULIN   Salesperson: ----
Terms: Net 30 days   Phone: 540/983-6297   Fax: 540/983-6164

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/11/03	29907	300.00	300.00					300.00
12/08/03	30066	1850.00	1850.00					1850.00
	Totals:		2150.00					2150.00

Customer: CE   Cramer Engineering Co.   Contact: Ramona Brown   Salesperson: ----
Terms: CREDIT APPRV REQUIRE   Phone: 414/774-8300   Fax: 414/774-7025

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/05/03	29894	260.00	260.00					260.00
	Totals:		260.00					260.00

Customer: CII   COMMUNICATIONS INSTALLATON, INC   Contact: BETTY KAVANAGH   Salesperson: ----
Terms: CREDIT APPRV REQUIRE   Phone: 610/552-6900   Fax: 610/237-9042

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
12/03/03	30047	1350.00	1350.00					1350.00
12/03/03	30048	1350.00	1350.00					1350.00
12/03/03	30049	1350.00	1350.00					1350.00
12/03/03	30050	1350.00	1350.00					1350.00
	Totals:		5400.00					5400.00

Cintech Solutions, Inc.

Open Receivables Aging Detail by Customer

Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance

Customer: COC   Hickory Tech Enterprise Solutions   Contact: Barb   Salesperson: ----

Terms: Net 30 days   Phone: 651/634-1800   Fax: 651/634-1566

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
12/01/03	30016	1925.00	1925.00					1925.00
	Totals:		1925.00					1925.00

Customer: COMTEC   COMTEC BUSINESS SYSTEMS, INC   Contact: M CONWAY   Salesperson: ----

Terms: Net 30 days   Phone: 907/265-3374   Fax: 907/265-3220

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/17/03	29813	1925.00	1925.00					1925.00
	Totals:		1925.00					1925.00

Customer: CONCOM   CONSOLIDATED COMMUNICATIONS   Contact: CAROLE BURKE   Salesperson: ----

Terms: Net 30 days   Phone: Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/07/03	29904	1400.00	1400.00					1400.00
	Totals:		1400.00					1400.00

Customer: CP   Communications Products Inc.   Contact: Deb Corson   Salesperson: ----

Terms: Net 30 days   Phone: 317/576-0332   Fax: 317/842-0278

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/30/03	29973	2800.00	2800.00					2800.00
/14/03	29936	950.00	950.00					950.00
/02/03	30034	1850.00	1850.00					1850.00
	Totals:		5600.00					5600.00

Customer: CSI   CINTECH SOLUTIONS, INC   Contact: Salesperson: ----

Terms: Pre-paid   Phone: 513/731-6000   Fax: 513/719-3661

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
05/03	30062	255.00	255.00					255.00
	Totals:		255.00					255.00

Customer: CTECH   COMMUNICATION TECHNOLOGIES, INC.   Contact: TIMOTHY HILTZ   Salesperson: ----

Terms: Net 30 days   Phone: 207/797-9123   Fax: 207/797-9103

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
02/03	30037	3110.00	3110.00					3110.00
	Totals:		3110.00					3110.00

Customer: DT   Digital Telefones, Inc.   Contact: Nichole Sims   Salesperson: ----

Terms: Net 30 days   Phone: 972/231-3563   Fax: 972/680-3704

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
14/03	29842	150.00	150.00					150.00
11/03	30006	950.00	950.00					950.00
2/03	30020	300.00	300.00					300.00
	Totals:		1400.00					1400.00

Customer: ECL   Executive Communications Ltd.   Contact: Cheryl Burke   Salesperson: ----

Terms: Net 30 days   CNS   Phone: 905/890-9983   Fax: 905/890-2772

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
1/03	30015	3228.00	3228.00					3228.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
	Totals:		3228.00					3228.00
Customer: EHE	E&H Integrated Systems		Contact:	Phone: 502/636-1431		Salesperson: ----	Fax: 502/212-4239	
Terms: Net 30 days								
11/18/03	29982	375.00	375.00					375.00
	Totals:		375.00					375.00
Customer: FMH	Fayette Memorial Hospital		Contact:	Phone: 317/827-7750		Salesperson: ----	Fax:	
Terms: Net 30 days								
1/04/03	29889	150.00	150.00					150.00
	Totals:		150.00					150.00
Customer: .GC	Gaffney Communications		Contact: K. Curcio	Phone: 315/624-2250		Salesperson: ----	Fax: 315/797-1118	
Terms: Net 30 days								
1/11/03	29911	1450.00	1450.00					1450.00
	Totals:		1450.00					1450.00
Customer: HELIX	HELIX COMPUTER SYSTEMS		Contact:	Phone: 434/963-4900		Salesperson: ----	Fax: 434/963-9744	
Terms: CREDIT APPRV REQUIRE								
/29/03	29619	2400.00			1200.00			1200.00
	Totals:				1200.00			1200.00
Customer: ICF-CA	ICF COMMUNICATION SOLUTIONS, INC		Contact: TITA RIVAS	Phone: 925/849-1459		Salesperson: ----	Fax: 925/849-1502	
Terms: ADV PYMT REQ	NOTE							
/13/02	28539	2800.00					2000.00	2000.00
	Totals:						2000.00	2000.00
Customer: IFCI	INTERNATIONAL FIBERCOM, INC.		Contact: CHRISTY MITCHELL	Phone: 615/356-1906		Salesperson: ----	Fax: 615/356-3489	
Terms: ADV PYMT REQ	CH 7							
/25/02	28539	1570.00					1570.00	1570.00
	Totals:						1570.00	1570.00
Customer: IFCIAZ	GENERAL FIBER COMM INC		Contact: STEVE STROBLAS	Phone: 602/242-8500		Salesperson: ----	Fax: 602/707-1769	
Terms: ADV PYMT REQ	CH 7							
15/02	28495	1350.00					1350.00	1350.00
	Totals:						1350.00	1350.00
Customer: INTELL	INTELLICOMM, INC.		Contact: BRANDON BINGHAM	Phone: 801/282-9344		Salesperson: ----	Fax: 801/282-9346	
Terms: CREDIT APPRV REQUIRE								
14/02	28474	1850.00					1850.00	1850.00
	Totals:						1850.00	1850.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
Customer: ITSC	ITS Communications			Contact:			Salesperson: ----	
Terms: Net 30 days				Phone: 800/999-9467			Fax: 616/242-5309	
10/17/03 29815		150.00	150.00					150.00
	Totals:		150.00					150.00
Customer: JC	Johnston Communications			Contact:			Salesperson: ----	
Terms: Net 30 days				Phone: 201/991-7400 228			Fax: 201/428-2028	
10/15/03 29804		1260.00	1260.00					1260.00
	Totals:		1260.00					1260.00
Customer: JVCOMM	JV COMMUNICATIONS			Contact: KELLY WEAVER			Salesperson: ----	
Terms: CREDIT APPRV REQUIRE				Phone: 949/588-2100			Fax: 949/588-2101	
11/18/03 29986		1350.00	1350.00					1350.00
	Totals:		1350.00					1350.00
Customer: MCIMC	MULTINET COMMUNICATIONS			Contact: Jennifer Duncan			Salesperson:	
Terms: Net 30 days		CN$		Phone: 514/745-0000			Fax: 514/745-3476	
/12/97 _RECEIPT		-35.00					25.00	25.00
/01/99 _RECEIPT		-25.00					-25.00	-25.00
/23/03 29702		2230.00		2230.00				2230.00
	Totals:			2230.00				2230.00
Customer: MINITE	Minitel			Contact: Lorraine Kerr			Salesperson: ----	
Terms: Net 30 days		CN$		Phone: 613/224-8000			Fax: 613/224-8312	
20/03 30000		250.00	250.00					250.00
	Totals:		250.00					250.00
Customer: MSCOMM	MULTI SERVE COMMUNICATIONS			Contact: MARYANNE J. HENNING			Salesperson: CGS	
Terms: ADV PYMT REQ		CN$		Phone: 705/725-8535			Fax: 705/739-6863	
02/03 29251		745.00					745.00	745.00
	Totals:						745.00	745.00
Customer: NECBCE	NEC BUSINESS NETWORK SOLUTIONS			Contact: THEO JONES (A/P)			Salesperson: ----	
Terms: Net 30 days				Phone: 214/262-6254			Fax: 208/545-9705	
12 03 30003		1260.00	1260.00					1260.00
	Totals:		1260.00					1260.00
Customer: NEXFED	NextiraOne Federal, LLC			Contact: LISA BURKE			Salesperson: ----	
Terms: Net 30 days				Phone: 703/885-7900			Fax: 703/885-7980	
9/03 29989		1450.00	1450.00					1450.00
	Totals:		1450.00					1450.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
Customer:	NEXTI	NextiraOne		Contact:	Tammy Irving	Salesperson:	----	
Terms:	Net 45 days			Phone:	713/307-6268	Fax:	713/307-4154	
9/29/03	29729	1450.00		1450.00				1450.00
9/29/03	29730	150.00		150.00				150.00
9/29/03	29732	300.00		300.00				300.00
9/30/03	29737	150.00		150.00				150.00
9/30/03	29738	300.00		300.00				300.00
9/30/03	29739	150.00		150.00				150.00
9/30/03	29740	950.00		950.00				950.00
/03/03	29749	1450.00		1450.00				1450.00
/03/03	29750	450.00		450.00				450.00
/03/03	29751	150.00		150.00				150.00
/03/03	29752	1350.00		1350.00				1350.00
/06/03	29754	1750.00		1750.00				1750.00
/07/03	29759	950.00		950.00				950.00
/07/03	29760	950.00		950.00				950.00
08/03	29765	450.00		450.00				450.00
13/03	29774	475.00	475.00					475.00
13/03	29775	475.00	475.00					475.00
13/03	29776	475.00	475.00					475.00
13/03	29777	475.00	475.00					475.00
13/03	29778	475.00	475.00					475.00
3/03	29779	475.00	475.00					475.00
3/03	29780	475.00	475.00					475.00
3/03	29781	475.00	475.00					475.00
3/03	29782	475.00	475.00					475.00
3/03	29783	950.00	950.00					950.00
3/03	29784	475.00	475.00					475.00
3/03	29785	950.00	950.00					950.00
3/03	29786	950.00	950.00					950.00
3/03	29787	475.00	475.00					475.00
3/03	29788	475.00	475.00					475.00
5/03	29797	300.00	300.00					300.00
5/03	29798	300.00	300.00					300.00
5/03	29799	1500.00	1500.00					1500.00
5/03	29800	300.00	300.00					300.00
5/03	29801	250.00	250.00					250.00
5/03	29802	1350.00	1350.00					1350.00
5/03	29805	450.00	450.00					450.00
5/03	29806	200.00	200.00					200.00
5/03	29809	300.00	300.00					300.00
7/03	29814	1450.00	1450.00					1450.00
7/03	29821	1850.00	1850.00					1850.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/20/03	29823	150.00	150.00					150.00
10/20/03	29824	950.00	950.00					950.00
10/21/03	29830	300.00	300.00					300.00
10/21/03	_RECEIPT	-1350.00		-1350.00				-1350.00
10/23/03	29839	300.00	300.00					300.00
10/23/03	29840	1450.00	1450.00					1450.00
10/24/03	29843	1100.00	1100.00					1100.00
10/24/03	29844	475.00	475.00					475.00
10/28/03	29860	710.00	710.00					710.00
10/29/03	29861	350.00	350.00					350.00
0/29/03	29862	300.00	300.00					300.00
0/29/03	29870	1350.00	1350.00					1350.00
0/30/03	29872	1850.00	1850.00					1850.00
0/31/03	29876	300.00	300.00					300.00
1/03/03	29883	190.00	190.00					190.00
1/03/03	29884	300.00	300.00					300.00
1/03/03	29886	1450.00	1450.00					1450.00
1/03/03	29887	1350.00	1350.00					1350.00
1/04/03	29890	950.00	950.00					950.00
1/05/03	29892	300.00	300.00					300.00
/11/03	29906	300.00	300.00					300.00
/12/03	29914	450.00	450.00					450.00
/12/03	29915	300.00	300.00					300.00
/12/03	29916	950.00	950.00					950.00
/12/03	29917	1350.00	1350.00					1350.00
/13/03	29922	450.00	450.00					450.00
/14/03	29930	450.00	450.00					450.00
/14/03	29931	950.00	950.00					950.00
/14/03	29933	150.00	150.00					150.00
/14/03	29934	972.00	972.00					972.00
/17/03	29938	950.00	950.00					950.00
/17/03	29939	972.00	972.00					972.00
/17/03	29940	450.00	450.00					450.00
/18/03	29942	1350.00	1350.00					1350.00
/18/03	29943	1350.00	1350.00					1350.00
/18/03	29944	1350.00	1350.00					1350.00
/18/03	29945	1350.00	1350.00					1350.00
/18/03	29946	1350.00	1350.00					1350.00
/18/03	29947	1350.00	1350.00					1350.00
/18/03	29948	950.00	950.00					950.00
/18/03	29949	1350.00	1350.00					1350.00
/18/03	29950	950.00	950.00					950.00
/18/03	29951	450.00	450.00					450.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/18/03	29952	950.00	950.00					950.00
11/18/03	29953	950.00	950.00					950.00
11/18/03	29954	950.00	950.00					950.00
11/18/03	29955	1350.00	1350.00					1350.00
1/18/03	29956	950.00	950.00					950.00
1/18/03	29957	950.00	950.00					950.00
1/18/03	29958	1350.00	1350.00					1350.00
1/18/03	29959	950.00	950.00					950.00
1/18/03	29960	1350.00	1350.00					1350.00
1/18/03	29961	1350.00	1350.00					1350.00
1/18/03	29962	1350.00	1350.00					1350.00
1/18/03	29963	950.00	950.00					950.00
1/18/03	29964	1350.00	1350.00					1350.00
/18/03	29965	1350.00	1350.00					1350.00
/18/03	29966	950.00	950.00					950.00
/18/03	29967	1350.00	1350.00					1350.00
/18/03	29968	1350.00	1350.00					1350.00
/18/03	29969	950.00	950.00					950.00
/18/03	29970	1350.00	1350.00					1350.00
'18/03	29971	1350.00	1350.00					1350.00
'18/03	29972	1350.00	1350.00					1350.00
'18/03	29973	1350.00	1350.00					1350.00
'18/03	29974	1350.00	1350.00					1350.00
'18/03	29975	950.00	950.00					950.00
'18/03	29976	1350.00	1350.00					1350.00
'18/03	29977	950.00	950.00					950.00
'18/03	29978	1350.00	1350.00					1350.00
'18/03	29979	950.00	950.00					950.00
18/03	29980	1350.00	1350.00					1350.00
18/03	29981	1350.00	1350.00					1350.00
18/03	29983	950.00	950.00					950.00
18/03	29984	1350.00	1350.00					1350.00
19/03	29996	150.00	150.00					150.00
19/03	29998	300.00	300.00					300.00
24 03	30008	300.00	300.00					300.00
25/03	30010	1695.00	1695.00					1695.00
25 03	30011	950.00	950.00					950.00
25 03	30012	1250.00	1250.00					1250.00
02/03	30021	950.00	950.00					950.00
02/03	30022	1450.00	1450.00					1450.00
02/03	30023	150.00	150.00					150.00
02/03	30024	1350.00	1350.00					1350.00
02/03	30025	1350.00	1350.00					1350.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
12/02/03	30026	950.00	950.00					950.00
12/02/03	30027	150.00	150.00					150.00
12/02/03	30028	150.00	150.00					150.00
12/02/03	30029	300.00	300.00					300.00
12/02/03	30033	600.00	600.00					600.00
12/02/03	30035	150.00	150.00					150.00
12/02/03	30039	450.00	450.00					450.00
12/04/03	30056	270.00	270.00					270.00
12/04/03	30057	1500.00	1500.00					1500.00
2/05/03	30061	950.00	950.00					950.00
2/08/03	30064	300.00	300.00					300.00
	Totals:	105084.00	9600.00					114684.00

Customer: NNSI   National Networks Solutions, Inc.   Contact: Lee Klebe   Salesperson: ----
Terms: CREDIT APPRV REQUIRE   Phone: 410/518-9800   Fax: 410/384-9167

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
8/29/03	29609	2010.00			2010.00			2010.00
	Totals:				2010.00			2010.00

Customer: NORCOM   NORCOM OF NY TELECOMM   Contact: ANTHONY CAVALLEIRO   Salesperson: CGS
Terms: ADV PYMT REQ   Phone: 914/747-6247   Fax: 914/747-5397

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/27/03	28717	1450.00					1450.00	1450.00
/17/03	29314	150.00					150.00	150.00
	Totals:						1600.00	1600.00

Customer: NORSTA   NORSTAN COMMUNICATIONS INC   Contact: VICKY ZIMMERMAN   Salesperson: ----
Terms: Net 30 days   Phone: 952/352-4000   Fax: 952/352-4338

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/02/03	29747	340.00	340.00					340.00
	Totals:		340.00					340.00

Customer: NOT   Nortech Telecommunications, Inc.   Contact: Barbara   Salesperson: ----
Terms: Net 30 days   Phone: 847/879-4450   Fax: 847/439-5776

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/20/03	30002	300.00	300.00					300.00
	Totals:		300.00					300.00

Customer: NT   Norstar Networks   Contact: Salesperson: ----
Terms: Net 30 days   Phone: 570/822-5131   Fax: 570/822-5134

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
19/03	29864	1850.00	1850.00					1850.00
	Totals:		1850.00					1850.00

Customer: NTDCO   Northern Telecom   Contact: Salesperson: ----
Terms: Net 45 days   Phone: 800/684-2228   Fax: 615/432-4877

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
12/03	29912	784.00	784.00					784.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
12/02/03	30040	10975.00	10975.00					
								10975.00
	Totals:		11759.00					
								11759.00

Customer: NTI   NORTEL (NORTHERN TELECOM)   Contact: GUIRINDA SIRA   Salesperson: ----
Terms: Net 30 days   Phone: 403/640-8190   Fax: 403/640-8083

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
06/30/03	C29365	-1460.00					-1460.00	-1460.00
	Totals:						-1460.00	-1460.00

Customer: OLC   ONE-LINE COMMUNICATIONS   Contact: DEBBIE DANAHER   Salesperson: ----
Terms: Net 30 days   Phone: 203/634-4000   Fax: 203/634-6533

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
9/23/03	29705	1450.00		1450.00				1450.00
	Totals:			1450.00				1450.00

Customer: PKTFUS   PacketFusion   Contact: Vince Reyes   Salesperson: ----
Terms: Net 30 days   Phone: 650/292-6000 6009   Fax: 650/571-0291

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
9/15/03	29675	1350.00		1350.00				1350.00
0/08/03	29764	1450.00		1450.00				1450.00
0/22/03	29836	1350.00	1350.00					1350.00
	Totals:		1350.00	2800.00				4150.00

Customer: PPSUPP   PREPAID SUPPORT   Contact: Salesperson: ----
Terms: Pre-paid   Phone: / -   Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/30/97	_RECEIPT	-1800.00					2355.00	2355.00
/30/97	_RECEIPT	-600.00					-600.00	-600.00
/30/97	_RECEIPT	-495.00					-495.00	-495.00
/30/97	_RECEIPT	-1260.00					-1260.00	-1260.00
/28/97	_RECEIPT	-250.00					3210.00	3210.00
/28/97	_RECEIPT	-1150.00					-1150.00	-1150.00
/28/97	_RECEIPT	-1260.00					-1260.00	-1260.00
/26/97	_RECEIPT	-800.00					-800.00	-800.00
/29/97	_RECEIPT	-1310.00					775.00	775.00
/29/97	_RECEIPT	-300.00					-300.00	-300.00
/29/97	_RECEIPT	-475.00					-475.00	-475.00
08/97	_RECEIPT	-355.00					680.00	680.00
08/97	_RECEIPT	-355.00					-355.00	-355.00
08/97	_RECEIPT	-325.00					-325.00	-325.00
10/97	_RECEIPT	-1200.00					325.00	325.00
10/97	_RECEIPT	-325.00					-325.00	-325.00
26/97	_RECEIPT	-325.00					1708.00	1708.00
26/97	_RECEIPT	-655.00					-655.00	-655.00
26/97	_RECEIPT	-325.00					-325.00	-325.00
26/97	_RECEIPT	-150.00					-150.00	-150.00
26/97	_RECEIPT	-578.00					-578.00	-578.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
09/30/97	_RECEIPT	-150.00					3562.50	3562.50
09/30/97	_RECEIPT	-325.00					-325.00	-325.00
09/30/97	_RECEIPT	-325.00					-325.00	-325.00
09/30/97	_RECEIPT	-346.50					-346.50	-346.50
09/30/97	_RECEIPT	-150.00					-150.00	-150.00
09/30/97	_RECEIPT	-1260.00					-1260.00	-1260.00
)9/30/97	_RECEIPT	-578.00					-578.00	-578.00
)9/30/97	_RECEIPT	-578.00					-578.00	-578.00
0/31/97	_RECEIPT	-480.00					355.00	355.00
0/31/97	_RECEIPT	-355.00					-355.00	-355.00
2/27/98	_RECEIPT	-1260.00					250.00	250.00
2/27/98	_RECEIPT	-250.00					-250.00	-250.00
7/21/98	_RECEIPT	-65.00					1535.00	1535.00
7/21/98	_RECEIPT	-195.00					-195.00	-195.00
7/21/98	_RECEIPT	-1340.00					-1340.00	-1340.00
7/30/98	_RECEIPT	-630.00					1300.00	1300.00
7/30/98	_RECEIPT	-1300.00					-1300.00	-1300.00
3/30/99	_RECEIPT	-475.00					950.00	950.00
/30/99	_RECEIPT	-475.00					-475.00	-475.00
/30/99	_RECEIPT	-475.00					-475.00	-475.00
/29/99	_RECEIPT	-950.00					840.00	840.00
/29/99	_RECEIPT	-840.00					-840.00	-840.00
/29/99	_RECEIPT	-1450.00					1600.00	1600.00
/29/99	_RECEIPT	-1600.00					-1600.00	-1600.00
/23/00	_RECEIPT	-1675.00					150.00	150.00
/23/00	_RECEIPT	-150.00					-150.00	-150.00
/25/00	_RECEIPT	-745.00					150.00	150.00
/25/00	_RECEIPT	-150.00					-150.00	-150.00
/31/00	_RECEIPT	-950.00					3140.00	3140.00
31/00	_RECEIPT	-745.00					-745.00	-745.00
31/00	_RECEIPT	-150.00					-150.00	-150.00
31/00	_RECEIPT	-150.00					-150.00	-150.00
31/00	_RECEIPT	-745.00					-745.00	-745.00
31/00	_RECEIPT	-1350.00					-1350.00	-1350.00
30/00	_RECEIPT	-150.00					150.00	150.00
30/00	_RECEIPT	-150.00					-150.00	-150.00
15/01	_RECEIPT	-745.00					950.00	950.00
15/01	_RECEIPT	-950.00					-950.00	-950.00
31/01	_RECEIPT	-250.00					400.00	400.00
31/01	_RECEIPT	-250.00					-250.00	-250.00
31/01	_RECEIPT	-150.00					-150.00	-150.00
30/01	_RECEIPT	-240.00					950.00	950.00
30/01	_RECEIPT	-950.00					-950.00	-950.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
		Totals:						

Customer: QW-WA QWEST INTERPRISE INC Contact: VICKY ROTOLO Salesperson: ----
Terms: Net 30 days Phone: 206/224-8942 Fax: 206/613-3854

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/14/03	29793	950.00	950.00					950.00
12/02/03	30041	950.00	950.00					950.00
12/02/03	30042	950.00	950.00					950.00
12/02/03	30043	950.00	950.00					950.00
12/02/03	30044	1350.00	1350.00					1350.00
	Totals:		5150.00					5150.00

Customer: RCE Ronco Communications Contact: Salesperson: ----
Terms: Net 30 days Phone: 716/873-0760 Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
0/30/03	29875	450.00	450.00					450.00
2/03/03	30051	1260.00	1260.00					1260.00
	Totals:		1710.00					1710.00

Customer: S/KS SPRINT NORTH SUPPLY Contact: MONICA KLAURENS Salesperson: ----
Terms: Net 30 days Phone: 913/791-6878 Fax: / -

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/20/03	30001	175.00	175.00					175.00
/25/03	30009	1260.00	1260.00					1260.00
	Totals:		1435.00					1435.00

Customer: S/UTEL Sprint/United Telephone Contact: Salesperson: AB
Terms: Net 30 days Phone: 888/283-4636 Fax: 904/326-1299

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/08/00	_RECEIPT	-2765.00					-355.00	-355.00
	Totals:						-355.00	-355.00

Customer: SBC-RI SBC DataCom Contact: Mitch Robinson Salesperson: ----
Terms: Net 30 days Phone: 319/292-3994 Fax: 319/292-3995

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/03/03	30046	12700.00	12700.00					12700.00
	Totals:		12700.00					12700.00

Customer: SBCAMR SBC/AMERITECH PAYMENT CENTER Contact: JANETTE - A/P Salesperson: ----
Terms: Net 30 days Phone: 314/206-5493 Fax: 314/206-5342

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/03/03	30004	300.00	300.00					300.00
	Totals:		300.00					300.00

Customer: SBCANA SBC DataComm Contact: Rosaycela Serrano Salesperson: ----
Terms: Net 30 days Phone: 714/939-3455 Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/12/03	29882	225.00	225.00					225.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
	Totals:			225.00				225.00

Customer: SH-TEC Shared Technologies Allegiance Inc. Contact: Manny Acevedo Salesperson: ----
Terms: ADV PYMT REQ CH11 Phone: 201/498-1200 Fax: 201/498-1100

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
05/13/03	29186	300.00					300.00	300.00
	Totals:						300.00	300.00

Customer: SPS SINGLEPOINT SERVICES Contact: CHRIS WHITE Salesperson: ----
Terms: ADV PYMT REQ Phone: 877/725-7890 Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
5/24/02	27317	2500.00					2500.00	2500.00
	Totals:						2500.00	2500.00

Customer: SS SunTel Services, Inc. Contact: Salesperson: ----
Terms: Net 30 days Phone: 248/276-1200 Fax: 248/276-2620

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
2/04/03	30054	150.00	150.00					150.00
	Totals:		150.00					150.00

Customer: STLUKE St. Luke Cornwall Hospital Contact: Salesperson: ----
Terms: Net 60 days Phone: Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/08/03	30065	560.00	560.00					560.00
	Totals:		560.00					560.00

Customer: SWBELL Southwestern Bell Telecom Contact: Rachelle-A/P Salesperson: ----
Terms: Net 30 days Phone: 972/907-7332 Fax: 972/907-5726

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/06/03	29896	2200.00	2200.00					2200.00
/07/03	29901	1260.00	1260.00					1260.00
/07/03	29902	2860.00	2860.00					2860.00
/04/03	30053	1260.00	1260.00					1260.00
/05/03	30060	2860.00	2860.00					2860.00
	Totals:		10440.00					10440.00

Customer: TDSINC Telephone Diagnostic Services, Inc. Contact: Salesperson: ----
Terms: Net 30 days Phone: 610/783-7005 Fax: 610/630-3893

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
/13/03	29920	1850.00	1850.00					1850.00
	Totals:		1850.00					1850.00

Customer: TELEDY TELEDYNAMIC COMMUNICATIONS, INC Contact: JIM FLEMING Salesperson: ----
Terms: Net 30 days Phone: 510/785-2460 Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
07/03	29905	300.00	300.00					300.00
	Totals:		300.00					300.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
Customer: TELUS3	TELUS NATIONAL SYSTEMS			Contact: DON WRIGHT		Salesperson: ----		
Terms: Net 30 days				Phone: 416/496-6888		Fax: 416/496-6860		
12/03/03 30052		375.00	375.00					375.00
	Totals:		375.00					375.00
Customer: TMRI	Telemanagement Resources, Inc.			Contact: David Elliott		Salesperson: ----		
Terms: Net 30 days				Phone: 727/945-9300		Fax: 727/945-9308		
1/12/03 29919		1450.00	1450.00					1450.00
	Totals:		1450.00					1450.00
Customer: TRAIN	PREPAID TRAINING			Contact:		Salesperson: ----		
Terms: Pre-paid				Phone: / -		Fax:		
/24/97 _RECEIPT		-650.00					-650.00	-650.00
/26/99 _RECEIPT		-650.00					650.00	650.00
/26/99 _RECEIPT		-650.00					-650.00	-650.00
/21/99 _RECEIPT		650.00					650.00	650.00
/31/00 _RECEIPT		-250.00					900.00	900.00
/31/00 _RECEIPT		-650.00					-650.00	-650.00
/31/00 _RECEIPT		-250.00					-250.00	-250.00
/25/02 _RECEIPT		-2200.00					1600.00	1600.00
25/02 _RECEIPT		-1600.00					-1600.00	-1600.00
30/02 _RECEIPT		-750.00					2250.00	2250.00
30/02 _RECEIPT		-750.00					-750.00	-750.00
30/02 _RECEIPT		-750.00					-750.00	-750.00
30/02 _RECEIPT		-750.00					-750.00	-750.00
23/03 29838		1300.00	1300.00					1300.00
19/03 29997		750.00	750.00					750.00
	Totals:		2050.00					2050.00
Customer: TTL	Total Telcom Logistics, inc.			Contact: Victoria King		Salesperson: ----		
ms: ADV PYMT REQ				Phone: 973/952-0165		Fax: 973/952-9045		
3/03 29923		475.00	475.00					475.00
4/03 C30059		-475.00	-475.00					-475.00
	Totals:							
Customer: UCS	United Communications Systems, Inc.			Contact: Viola		Salesperson: ----		
ms: CREDIT APPRV REQUIRE				Phone: 425/455-2800		Fax: 425/455-6504		
1/03 29878		950.00	950.00					950.00
	Totals:		950.00					950.00
Customer: VENCOM	Vencom Communications, inc.			Contact: Jason Duff		Salesperson: ----		
ms: Net 30 days				Phone: 300/848-6362		Fax: 508/482-5888		

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
10/22/03	29832	1260.00	1260.00					1260.00
	Totals:		1260.00					1260.00

Customer: VER-CA VERIZON CALIFORNIA INC Contact: BEVERLY JOHNSON Salesperson: ----
Terms: Net 30 days Phone: 972/751-4483 Fax: / -

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
11/11/03	29908	950.00	950.00					950.00
11/11/03	29909	300.00	300.00					300.00
12/02/03	30018	150.00	150.00					150.00
	Totals:		1400.00					1400.00

Customer: VER-FL VERIZON FLORIDA INC Contact: JIM DOTSON Salesperson: ----
Terms: Net 30 days Phone: 972/751-4748 Fax: 972/465-4753

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
2/02/03	30030	150.00	150.00					150.00
2/02/03	30036	475.00	475.00					475.00
	Totals:		625.00					625.00

Customer: VER-N VERIZON NORTH INC. Contact: Beverly Johnson Salesperson: ----
Terms: Net 30 days Phone: 972/751-4483 Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
1/18/03	29941	250.00	250.00					250.00
2/04/03	30058	1026.00	1026.00					1026.00
	Totals:		1276.00					1276.00

Customer: VER-NY VERIZON COMMUNICATIONS, INC. Contact: ANNE BYNDOCK Salesperson: ----
Terms: Net 30 days Phone: 212/395-7752 Fax:

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
0/27/03	29851	1350.00	1350.00					1350.00
	Totals:		1350.00					1350.00

Customer: VERNY2 VERIZON Contact: BOB HEINIMANN Salesperson: ----
Terms: Pre-paid Phone: 718/460-7604 Fax: 718/357-9467

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
7/09/03	29370	1350.00					1350.00	1350.00
	Totals:						1350.00	1350.00

Customer: VERRMD VERIZON CONNECTED SOLUTIONS, Contact: A/P Resource Dept Salesperson: CGS
Terms: ADV PYMT REQ Phone: 410/238-6840 Fax: 410/238-6849

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
[illegible]/13/02	27816	2300.00					2300.00	2300.00
	Totals:						2300.00	2300.00

Customer: WILCN WILLIAMS TELECOMMUNICATIONS Contact: JENNIFER LEE Salesperson: ----
Terms: CREDIT APPRV REQUIRE Phone: 905/712-4242 Fax: 905/712-1754

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
1/13/03	29921	2930.00	2930.00					2930.00
1/19/03	C29967	-679.00	-679.00					-679.00

Cintech Solutions, Inc.
Open Receivables Aging Detail by Customer
Aged from Due Date As of 12/08/03

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
	Totals:		2051.00					2051.00

Customer: WILTEL   NextiraOne, LLC   Contact: DONNA HATHAWAY   Salesperson: CT
Terms: CREDIT APPRV REQUIRE   Phone: 713/307-4125   Fax: 713/307-4154

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
03/24/97	_RECEIPT	-1650.00					1320.20	1320.20
0/25/00	_RECEIPT	-648.20					-378.20	-378.20
1/02/01	_RECEIPT	-957.00					-942.00	-942.00
	Totals:							

Customer: WILTL2   NextiraOne   Contact: Salesperson: ----
Terms: CREDIT APPRV REQUIRE   Phone: 713/307-4128   Fax: 713/307-4154

Date	Invoice #	Amount	0-30	31-60	61-90	91-120	Over 120	Open Balance
1/24/03	30007	1850.00	1850.00					1850.00
	Totals:		1850.00					1850.00